UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	November	,	2013
Commission File Number	001-31930
ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Management's Discussion and Analysis for the three and nine months ended September 30, 2013.
2.	Consolidated Interim Financial Statements for the three and nine months ended September 30, 2013.
3.	Canadian Form 52-109F2-Certification of Filings – CEO.
4.	Canadian Form 52-109F2-Certification of Filings – CFO.

Document 1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2013
(Unaudited)
(Expressed in Canadian Dollars unless otherwise stated)

ATLATSA RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Financial Position
As at 30 September 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

			Audited
	Note	30 September 2013	31 December 2012
Assets
Non-current assets
Property, plant and equipment	5	655,227,925	748,456,905
Capital work-in-progress	6	25,341,001	20,027,764
Intangible assets		338,652	801,928
Mineral property interests		7,641,782	8,036,659
Goodwill		8,941,996	10,234,394
Platinum producers’ environmental trust		3,205,510	3,250,760
Other non-current assets		546	231,425
Total non-current assets		700,697,412	791,039,835
Current assets
Assets classified as held for sale		3,468,519	3,867,259
Inventories		2,386,421	769,447
Trade and other receivables		41,190,826	3,272,400
Cash and cash equivalents		20,523,691	14,580,886
Restricted cash		265,042	535,502
Total current assets		67,834,499	23,025,494
Total assets		768,531,911	814,065,329
Equity and Liabilities
Equity
Share capital		71,967,083	71,967,083
Treasury shares		(4,991,726)	(4,991,726)
Convertible preference shares		162,910,000	162,910,000
Foreign currency translation reserve		(4,986,102)	(9,797,657)
Share-based payment reserve		25,362,599	25,285,851
Accumulated loss		(292,501,579)	(264,166,155)
Total equity attributable to equity holders of the Company		(42,239,725)	(18,792,604)
Non-controlling interest		191,025,269	224,049,827
Total equity		148,785,544	205,257,223
Liabilities
Non-current liabilities
Loans and borrowings	7	454,507,722	434,968,189
Deferred taxation		117,321,716	142,341,072
Provisions		10,307,979	9,786,479
Total non-current liabilities		582,137,417	587,095,740
Current liabilities
Trade and other payables		36,715,689	20,888,635
Short-term portion of loans and borrowings	7	893,261	823,731
Total current liabilities		37,608,950	21,712,366
Total liabilities		619,746,339	608,808,106
Total equity and liabilities		768,531,911	814,065,329

Approved by the Board of Directors on 14 November 2013

/s/ Harold Motaung	/s/ Fikile De Buck

Harold Motaung (Director)	Fikile De Buck (Director)

1

ATLATSA RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Comprehensive Loss
For the periods ended 30 September 2013
(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended 30 September		Nine months ended 30 September
		2013	2012	2013	2012

Revenue		54,165,421	43,936,126	147,673,671	116,747,710
Cost of sales		(59,008,705)	(54,107,943)	(166,573,860)	(159,929,308)
Gross loss		(4,843,284)	(10,171,817)	(18,900,189)	(43,181,598)
Administrative expenses		(2,747,726)	(3,597,531)	(12,984,725)	(11,779,245)
Other income		3,020	28,509	102,255	87,890
Fair value gain on finance facility		5,350,889	107,553,023	34,798,556	107,553,023
Operating (loss)/profit		(2,237,101)	93,812,184	3,015,897	52,680,070
Finance income		64,532	7,068	254,288	267,069
Finance expense		(15,074,870)	(23,899,918)	(44,048,738)	(69,948,366)
Net finance expense		(15,010,338)	(23,892,850)	(43,794,450)	(69,681,297)
(Loss)/profit before income tax		(17,247,439)	69,919,334	(40,778,553)	(17,001,227)
Income tax		1,791,973	(20,124,229)	7,443,553	(14,882,302)
Profit/(loss) for the period		(15,455,466)	49,795,105	(33,335,000)	(31,883,529)

Other comprehensive (loss)/income
Foreign currency translation differences for foreign operations		(5,569,143)	(2,668,455)	(23,461,918)	(903,661)
Other comprehensive loss for the period, net of income tax		(5,569,143)	(2,668,455)	(23,461,918)	(903,611)
Total comprehensive (loss)/income for the period		(21,024,609)	47,126,650	(56,796,918)	(32,787,190)
(Loss)/profit attributable to:
Owners of the Company		(12,879,928)	67,548,621	(28,335,424)	24,942,186
Non-controlling interest		(2,575,538)	(17,753,516)	(4,999,576)	(56,825,715)
(Loss)/profit for the period		(15,455,466)	49,795,105	(33,335,000)	(31,883,529)

Total comprehensive (loss)/income attributable to:
Owners of the Company		(10,982,491)	70,067,870	(23,772,360)	28,286,796
Non-controlling interest		(10,042,118)	(22,941,220)	(33,024,558)	(61,073,986)
Total comprehensive (loss)/income for the period		(21,024,609)	47,126,650	(56,796,918)	(32,787,190)

2

ATLATSA RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Changes in Equity
For the periods ended 30 September 2013
(Unaudited - Expressed in Canadian Dollars)

	Attributable to equity holders of the Company
	Share Capital	Treasury Shares	Convertible preference shares	Foreign currency translation reserve	Share-based payment reserve	Accumulated loss	Total	Non-controlling interest	Total

For the period ended 30 September 2012
Balance at 1 January 2012	71,967,083	(4,991,726)	162,910,000	(11,238,333)	24,042,711	(245,448,316)	(2,758,581)	(25,326,683)	(28,085,264)
Acquisition of shares Bokoni Holdco	-	-	-	-	-	-	-	197,477,602	197,477,602
Total comprehensive income/(loss) for the period
Loss for the period	-	-	-	-	-	24,942,186	24,942,186	(56,825,715)	(31,883,529)
Other comprehensive income/(loss)
Foreign currency translation differences	-	-	-	(638,060)	(265,601)	-	(903,661)	4,248,271	3,344,610
Total comprehensive income/(loss) for the period	-	-	-	(638,060)	(265,601)	24,942,186	24,038,525	(52,577,444)	(28,538,919)
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Share-based payment transactions	-	-	-	-	771,489	-	771,489	-	771,489
Fair value gain on de-recognition of debt facility	-	-	-	-	-	-	-	127,814,103	127,814,103
Total contributions by and distributions to owners	-	-	-	-	771,489	-	771,489	127,814,103	128,585,592
Balance at 30 September 2012	71,967,083	(4,991,726)	162,910,000	(11,876,393)	24,548,599	(220,506,130)	22,051,433	247,387,578	269,439,011

For the period ended 30 September 2013
Balance at 1 January 2013	71,967,083	(4,991,726)	162,910,000	(9,797,657)	25,285,851	(264,166,155)	(18,792,604)	224,049,827	205,257,223
Total comprehensive income/(loss) for the period
Loss for the period	-	-	-	-	-	(28,335,424)	(28,335,424)	(4,999,576)	(33,335,000)
Other comprehensive income/(loss)
Foreign currency translation differences	-	-	-	4,811,555	(248,491)	-	4,563,064	(28,024,982)	(23,461,918)
Total comprehensive income/(loss) for the period	-	-	-	4,805,821	(248,491)	(28,335,424)	(23,772,360)	(33,024,558)	(56,796,918)
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Share-based payment transactions	-	-	-	-	325,239	-	325,239	-	325,239
Total contributions by and distributions to owners	-	-	-	-	325,239	-	325,239	-	325,239
Balance at 30 September 2013	71,967,083	(4,991,726)	162,910,000	(4,986,102)	25,362,599	(292,501,579)	(42,239,725)	191,025,269	148,785,544

3

ATLATSA RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Cash Flows
For the periods ended 30 September 2013
(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended 30 September		Nine months ended 30 September
		2013	2012	2013	2012
Cash flows from operating activities
Cash utilised by operations	8	7,384,307	(10,825,322)	(24,621,853)	(29,878,815)
Interest received		40,587	60,034	173,339	210,969
Interest paid		(21)	(20)	(3,211)	(105)
Taxation paid		-	-	-	(34,604)
Cash generated/(utilised) by operating activities		7,424,874	(10,765,308)	(24,451,724)	(29,702,555)
Cash flows from investing activities
Acquisition of property, plant and equipment		-	-	-	(2,620)
Acquisition of capital-work-in-progress	6	(12,492,210)	(14,246,178)	(37,665,559)	(33,881,767)
Proceeds on disposal of property, plant and equipment		66,040	-	281,320	-
Investment in environmental trusts		(104,770)	(114,001)	(327,633)	(353,924)
Cash utilised by investing activities		(12,530,940)	(14,360,179)	(37,711,872)	(34,238,311)
Cash flows from financing activities
Long term borrowings raised		15,673,960	-	70,451,806	-
Long term borrowings raised - OCSF		-	25,663,980	-	64,300,573
Funding loan raised – RPM		-	315,612,211	-	315,612,211
Proceeds on issue of Bokoni Holdings shares		-	197,477,614	-	197,477,614
Redemption of A preference shares		-	(401,782,311)	-	(401,782,311)
Repayment of long term borrowings – OCSF		-	(110,074,287)	-	(110,074,287)
Repayment of funding loan – RPM		-	(1,233,228)	-	(1,233,228)
Settlement of other loans provided		293,604	-	293,604	-
Repayment of other loans		-	(203,940)	(349,421)	(859,611)
Cash generated/(utilised) from financing activities		15,967,564	25,460,039	70,395,989	63,440,961
Effect of foreign currency translation		(1,052,686)	(626,026)	(2,289,587)	(843,844)
Net increase/(decrease) in cash and cash equivalents		9,808,811	(294,474)	5,942,806	(1,343,749)
Cash and cash equivalents, beginning of period		10,714,880	14,895,733	14,580,886	15,945,008
Cash and cash equivalents, end of period		20,523,691	14,601,259	20,523,691	14,601,259

4

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended 30 September 2013
(Unaudited - Expressed in Canadian Dollars)

1.	REPORTING ENTITY

Atlatsa Resources Corporation (the "Company" or "Atlatsa") is incorporated in the Province of British Columbia, Canada. The Company has a primary listing on the TSX Venture Exchange (“TSX-V”) and a secondary listing on the New York Stock Exchange (“NYSE”) and the JSE Limited (“JSE”). The condensed consolidated interim financial statements of the Company as at and for the three and nine months ended 30 September 2013 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interests in associates, special purpose entities and jointly controlled entities.

2.	GOING CONCERN

Atlatsa incurred a net loss for the nine months ended 30 September 2013 of $33.3 million (2012 fiscal year: $95.6 million) and as of that date its total assets exceeded its total liabilities by $148.8 million (2012: total assets exceeded total liabilities by $205.3 million). Atlatsa continues to incur losses.

The company embarked on a restructuring and recapitalising plan during 2012 and on 28 September 2012 the first phase of the restructure plan was completed. The effect was a consolidation of all loan facilities into one facility at a more favourable interest rate of 5.92% compared to 12.31% of the previous facilities. Under the proposed restructure plan, the new senior facility will only be repayable once the company generates sufficient free cash flow. On 28 May 2013 an Amendment Agreement was signed making additional funds of $22 million (ZAR215 million) available due to the implementation of the second phase of the plan not being finalised. Due to certain conditions precedent still awaiting finalisation, the implementation of the second phase is still in progress. The delay in the implementation has resulted in the $22 million (ZAR215 million) having been utilised and no further facility being available until such time as the second phase is implemented. This has resulted in alternative funding arrangements with Rustenburg Platinum Mines Limited a 100% subsidiary of Anglo American Platinum Limited (“RPM”) having been arranged until such time as the second phase is completed.

The alternative funding arrangement relates to an advance on the Purchase of Concentrate revenue (“Advance”) on the concentrate sales made to RPM. This arrangement is available from 1 November 2013 until 30 November 2014, in addition to the new senior facility that will be available once the second phase of the restructure plan is completed. The Advance term extends to 30 November 2014, which is beyond the anticipated completion date of the second phase of the restructure plan, because the new senior facility available is forecasted to be insufficient on the closing of the second phase of the restructure plan due to interest accruing on the existing 2009 senior debt facility.

The financial statements are prepared on the basis of accounting policies applicable to a going concern. This basis presumes that the debt restructuring as described above is successfully concluded. The outstanding conditions precedent in relation to the debt restructuring gives rise to a material uncertainty which may cast significant doubt about the ability of the Company and its subsidiaries to continue as going concerns and, therefore that they may be unable to realise their assets and discharge their liabilities in the normal course of business.The condensed consolidated financial statements are prepared on the basis that the company and its subsidiaries will continue as a going concern which contemplates the realisation of assets and settlement of liabilities in the normal course of operations as they become due.

3.	STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim FinancialReporting. They do not include all of the information required for complete set of International Financial Reporting Standards annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2012. The consolidated financial statements of the Group as at and for the year ended 31 December 2012 are available upon request from the Company’s registered office at 82 Grayston Drive, Sandton, South Africa or at www.sedar.com.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2012, except for the following standards and interpretations adopted in the current financial year:

•	IAS 19, Employee Benefits: Defined benefit plans (effective 1 January 2013)

•	IAS 27, Separate Financial Statements (effective 1 January 2013)

•	IAS 28, Investment in Associates and Joint ventures (effective 1 January 2013)

•	Amendment to IFRS 7, Disclosures – Offsetting Financial Assets and Financial Liabilities (effective 1 January 2013)

•	IFRS 10, Consolidated Financial Statements (effective 1 January 2013)

5

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended 30 September 2013
(Unaudited - Expressed in Canadian Dollars)

•	IFRS 11, Joint Arrangements (effective 1 January 2013)

•	IFRS 12, Disclosure of Interests in Other Entities (effective 1 January 2013)

•	IFRS 13, Fair Value Measurement (effective 1 January 2013)

•	Amendment to IFRS 10, IFRS 11 and IFRS 12, Consolidated Financial Statements, Joint Arrangements and Disclosure of

       Interests in Other Entities: Transition Guidance (effective 1 January 2013)

•	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (effective 1 January 2013)

There was no significant impact on these condensed consolidated interim financial statements as a result of adopting these standards and interpretations.

Standards and interpretations issued but not yet effective and applicable to the Group:

Effective for the financial year commencing 1 January 2014

•	IFRS 7 amendment Disclosures – Offsetting Financial Assets and Financial Liabilities

•	IAS 32 Offsetting Financial Assets and Financial Liabilities

Effective for the financial year commencing 1 January 2015

•	IFRS 9 Financial Instruments

The Group is currently evaluating the impact, if any, that these standards will have on the consolidated financial statements.

5. PROPERTY, PLANT AND EQUIPMENT	Nine months ended 30 September	Year ended 31 December
	2013	2012
Summary
Cost
Balance at beginning of period	856,549,652	876,764,628
Additions		2,563
Transferred from capital work-in-progress	29,379,024	40,632,355
Disposals	(1,782,424)	(934)
Adjustment to rehabilitation assets	1,365,663	1,391,080
Effect of translation	(109,717,479)	(62,240,040)
Balance at end of period	775,794,436	856,549,652
Accumulated depreciation and impairment losses
Balance beginning of period	108,092,749	77,840,208
Depreciation for the period	28,925,047	37,091,152
Disposals	(1,321,684)	(353)
Effect of translation	(15,129,600)	(6,838,260)
Balance at end of period	120,566,511	108,092,747
Carrying value	655,227,925	748,456,905

6.	CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

Balance at beginning of period	20,027,764	20,826,290
Additions	37,665,559	38,917,145
Transfer to property, plant and equipment	(29,379,024)	(40,632,355)
Capitalisation of borrowing costs	-	2,382,069
Effect of translation	(2,973,298)	(1,465,385)
Balance at end of period	25,341,001	20,027,764

Capital work-in-progress is funded through cash generated from operations and available loan facilities.

6

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended 30 September 2013
(Unaudited - Expressed in Canadian Dollars)

7. LOANS AND BORROWINGS	Nine months ended 30 September	Year ended 31 December
	2013	2012
Rustenburg Platinum Mines – Consolidated facility (related party)	450,325,150	430,570,710
Rustenburg Platinum Mines – Transaction cost loan agreement	716,800	-
Rustenburg Platinum Mines – Interest-free loan (related party)	2,960,491	3,388,374
Other	1,398,551	1,832,836
	455,400,992	435,791,920
Short-term portion
Other	(893,261)	(823,731)
	(893,261)	(823,731)
Non-current liabilities	454,507,722	434,968,189

The carrying value of the Group’s loans and borrowings changed during the period as follows:

Balance at beginning of the period	435,791,923	745,552,722
Rustenburg Platinum Mine – OCSF	-	72,872,141
Loans repaid – RPM	(349,421)	(111,307,515)
Loans repaid – other	-	(1,048,243)
Commitment fee capitalised	-	(82,457)
Finance expenses accrued	43,554,318	84,546,911
Funding loan raised – Rustenburg Platinum Mine	69,735,006	315,612,211
Transaction cost loan raised – Rustenburg Platinum Mines	716,800	-
Redemption of A Preference shares	-	(401,782,311)
Commitment fee liability	-	82,457
De-recognition of OCSF and Senior funding loan	-	(682,365,807)
Recognition of consolidated facility	-	682,365,807
Fair value gain on recognition of consolidated facility and subsequent adjustments	(34,798,556)	(215,470,758)
Effect of translation	(59,249,087)	(53,183,238)
Balance at end of the period	455,400,993	435,791,920
Short-term portion
Other	(893,261)	(823,731)
	(893,261)	(823,731)
Non-current portion	454,507,722	434,928,189

Senior Term Loan Facility

RPM has waived the loan covenants on the debt as of 30 September 2013.

7

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended 30 September 2013
(Unaudited - Expressed in Canadian Dollars)

Three months ended 30 September		Nine months ended 30 September
2013	2012	2013	2012

8.	CASH GENERATED/(UTILISED) BY OPERATIONS

Loss before income tax	(17,247,439)	69,919,334	(40,778,553)	(17,001,227)
Adjustments for:
Finance expense	15,074,870	23,899,918	44,048,738	69,948,366
Finance income	(64,532)	(7,068)	(254,288)	(267,069)
Non-cash items:
Depreciation and amortisation	9,767,765	10,150,446	29,307,559	29,662,529
Equity-settled share-based compensation	(6,170)	79,064	325,239	572,565
Loss on disposal of property, plant and equipment	(241,940)	594	179,419	594
Fair value gain on consolidated facility	(5,350,889)	(107,553,023)	(34,798,556)	(107,553,023)
Cash generated/(utilised) before ESOP transactions	1,931,665	(3,510,735)	(1,970,442)	(24,637,265)
ESOP cash transactions (restricted cash)	159,442	-	195,252	258,156
Cash generated/(utilised) before working capital changes	2,091,107	(3,510,735)	(1,775,190)	(24,379,109)
Working capital changes
Increase in trade and other receivables	(4,140,632)	(6,857,336)	(40,712,787)	(8,681,157)
Increase in trade and other payables	11,372,340	786,889	19,677,354	4,408,454
Increase in inventories	(1,938,507)	(1,244,141)	(1,811,230)	(1,227,003)
Cash generated/(utilised) by operations	7,384,307	(10,825,322)	(24,621,853)	(29,878,815)

9.	SEGMENT INFORMATION

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s CEO (the Group’s chief operating decision maker) reviews internal management reports monthly.  The following summary describes the operations in each of the Group’s reportable segments:

•	Bokoni Mine - Mining of PGM’s.
•	Projects - Mining exploration in Boikgantsho, Kwanda, and Ga-Phasha exploration projects.

The majority of operations and functions are performed in South Africa.  An insignificant portion of administrative functions are performed in the Company’s country of domicile.

The CEO considers earnings before net finance expense, income tax, depreciation and amortisation (“EBITDA”) to be an appropriate measure of each segment’s performance. Accordingly, the EBITDA for each segment is included in the segment information. All external revenue is generated by the Bokoni Mine segment.

	Nine months ended 30 September
	2013			2012
	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	37,290,894	(12,140)	37,278,754	(23,494,677)	(33,876)	(23,528,553)	(i)
Total Assets	784,012,584	99,932,185	883,944,769	868,134,086	3,239,657	871,373,743	(ii)

	Three months ended 30 September
	2013			2012
	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	10,411,676	247	10,411,923	(3,283,454)	(2,940)	(3,286,394)	(i)

8

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended 30 September 2013
(Unaudited - Expressed in Canadian Dollars)

	2013	2012
(i) EBITDA – nine months ended
EBITDA for reportable segments	37,278,754	(23,528,553)
Net finance expense	(43,794,450)	(69,681,297)
Depreciation and amortisation	(29,307,559)	(29,662,529)
Corporate and consolidation adjustments	(4,955,298)	101,416,042
Consolidated loss before income tax	(40,778,553)	(21,456,337)

EBITDA - three months ended
EBITDA for reportable segments	10,411,923	(3,286,394)
Net finance expense	(15,010,338)	(23,892,850)
Depreciation and amortisation	(9,767,765)	(10,504,446)
Corporate and consolidation adjustments	(2,881,259)	103,147,914
Consolidated loss before income tax	(17,247,439)	65,464,224

(ii) Total assets
Assets for reportable segments	883,944,769	871,373,743
Corporate and consolidation adjustments	(115,412,858	(99,895,780)
Consolidated total assets	768,531,911	751,477,963

10.	EARNINGS PER SHARE

The basic and diluted (loss)/earnings per share for the three and nine months ended 30 September 2013 was (3 cents) (2012: 16 cents) and (7 cents) (2012: 6 cents) respectively.

The calculation of basic (loss)/earnings per share for the three months ended 30 September 2013 of (3 cents) (2012: 16 cents) is based on the (loss)/profit attributable to owners of the Company of ($12,879,928) (2012: $67,548,621) and a weighted average number of shares of 424,791,411 (2012: 424,791,411).

The calculation of basic (loss)/earnings per share for the nine months ended 30 September 2013 of (7 cents) (2012: 6 cents) is based on the (loss)/profit attributable to owners of the Company of ($28,335,424) (2012: $24,942,186) and a weighted average number of shares of 424,791,411 (2012: 424,791,411).

Share options were excluded in determining diluted weighted average number of common shares as their effect would have been anti-dilutive.

11.	SUBSEQUENT EVENTS

There have been no events that have occurred after the reporting date that would have a material impact on the reported results.

9

Document 2

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

TA B L E   O F   C O N T E N T S

1.1 Introduction	2
1.2 Overview	4
1.3 Restructure Plan	8
1.4 Black Economic Empowerment	10
1.5 Environmental Matters	10
1.6 Operations	11
1.7 Market Trends and Outlook	15
1.8 Discussion of Operations	16
1.10 Summary of Quarterly Results	21
1.11 Debt Arrangements	22
1.12 Liquidity	26
1.13 Capital Resources	28
1.14 Off-Balance Sheet Arrangements	30
1.15 Transactions with Related Parties	30
1.16 Proposed Transactions	31
1.17 Critical Accounting Estimates	32
1.18 Changes in accounting policies	35
1.19 Financial Instruments and Risk Management	36
1.20 Other MD&A Requirements	39
1.21 Internal Controls over Financial Reporting Procedures	39
1.22 Disclosure of Outstanding Share Data	40

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

1.1 Introduction

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2013 and the annual consolidated financial statements of Atlatsa Resources Corporation  (“Atlatsa” or the “Company”, and should be read as including its subsidiaries where the context requires) for the years ended December 31, 2012, 2011 and 2010, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), which are publicly available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov. This MD&A is prepared as of November 14, 2013.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  Investors should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

All dollar figures stated herein are expressed in Canadian dollars (“$”), unless otherwise specified.

The closing South African Rand (“ZAR”) to $ exchange rate for the nine months ending September 30, 2013 was ZAR9.77=$1 compared to ZAR8.43 for the nine months ending September 30, 2012.

Additional information about Atlatsa, including Atlatsa’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (“Form 20-F”), can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes certain statements that may be deemed “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. All statements in this MD&A, other than statements of historical facts, that address the proposed Bokoni Group (as defined below) restructuring and refinancing transaction, potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Atlatsa expects, are forward-looking statements. These statements appear in a number of different places in this MD&A and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Atlatsa’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including assumptions that: the proposed Restructure Plan (as defined below) will be completed on favorable terms and in a timely manner; the Bokoni Mine (as defined below) will maintain production levels in accordance with the mine operating plan; the Bokoni Mine operating plan will continue to be implemented as expected and will achieve improvements in production and operational efficiencies as anticipated; the Ga-Phasha Project (as defined below; also described below under Section 1.3 Restructure Plan), the Boikgantsho Project (as defined below; also described below under Section 1.3 Restructure Plan), the Kwanda Project (as defined below) and the Central Block project will continue to have positive exploration results; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development will be available as scheduled and will not incur unforeseen breakdowns; no material labor slowdowns or strikes will occur; plant, equipment and processes will continue to function as specified; geological or financial parameters will not necessitate future mine plan changes; and no geological or technical problems occur.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include the failure to implement the proposed Restructure Plan (as described below under Section 1.3 Restructure Plan) on favorable terms and in a timely manner or at all; uncertainties related to the continued implementation of the Bokoni Mine operating plan and open cast mining operations; uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans; fluctuations in market prices, the levels of exploitation and exploration successes; changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation; continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes, industrial unrest and strikes, political instability, insurrection or war and the effect of HIV/AIDS on labor force availability and turnover; and delays in obtaining government approvals. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 3D “Risk Factors” in Atlatsa’s Form 20-F.

Atlatsa advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Atlatsa or persons acting on its behalf. Atlatsa assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that Atlatsa files from time to time with, or furnishes to, applicable Canadian securities regulators or the SEC.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. Atlatsa advises investors that while those terms are recognized and required by Canadian securities regulators, the SEC does not recognize them. Investors are cautioned not to assume that any mineralized material in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) for identification of “reserves” are not the same as those of the SEC, and reserves reported by Atlatsa in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Form 20-F.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. Atlatsa advises investors that while this term is recognized and required by Canadian securities regulators, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Form 20-F.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

Cautionary Note to Investors Concerning Technical Review of the Bokoni Mine, the Ga-Phasha Project and the Boikgantsho Project

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the technical review of the Bokoni Mine, the Ga-Phasha Project (as defined below; also described below under Section 1.3 Restructure Plan) and the Boikgantsho Project (as defined below; also described below under Section 1.3 Restructure Plan). Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. For U.S. mining standards, a full feasibility study would be required in order for such mineralized material to be included in the cash flow analysis, which would require more detailed studies. Additionally, all necessary mining permits would be required in order to classify this part of the Bokoni Mine’s, Ga-Phasha Project’s and Boikgantsho Project’s mineralized material as a mineral reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity and for fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control or influence over the prices of these metals, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper or nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years and for extended periods of time. The expansion projects described herein will require major financing; probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available to the Company on acceptable terms or at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations and the accommodation of local and community concerns. The conclusions, assumptions and economics of the technical review are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

1.2 Overview

Atlatsa is engaged in the mining, exploration and development of platinum group metals (“PGM”) mineral deposits located in the Bushveld Igneous Complex (“BIC”), South Africa. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of the annual primary platinum supply to international markets.

Effective July 1, 2009, the Company transformed from an exploration and development company into a PGM producer. Atlatsa, through its wholly owned South African subsidiary, Plateau Resources Proprietary Limited (“Plateau”), acquired an indirect 51% controlling interest and management control of Bokoni Platinum Mines Proprietary Limited (“Bokoni” or “Bokoni Mine”) and several PGM projects, including the advanced stage Ga-Phasha PGM project (“Ga-Phasha Project”), the Boikgantsho PGM project (“Boikgantsho Project”) and the early stage Kwanda PGM project (“Kwanda Project”). These controlling interests were acquired through Plateau acquiring 51% of the shareholding of Bokoni Platinum Holdings Proprietary Limited (“Bokoni Holdco”), the holding company of Bokoni and the

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013 other project companies (collectively, the “Bokoni Group”) on July 1, 2009, referred to herein as “the Bokoni Transaction”.

Atlatsa’s objective is to become a significant PGM producer with a substantial and diversified PGM asset base, including production and exploration assets. The acquisition of the controlling interest in Bokoni Holdco was the first stage of advancing Atlatsa’s PGM production strategy and resulted in Atlatsa controlling a significant estimated mineral resource base of approximately 200 million (measured, indicated and inferred) PGM ounces, the third largest PGM mineral resource base in South Africa. Of this, approximately 102 million (measured, indicated and inferred) estimated PGM ounces are attributable to Atlatsa.  On implementation of the Bokoni Transaction, Atlatsa assumed management control over the operations of the Bokoni Group.  Anglo American Platinum Limited (“Anglo American Platinum”), a subsidiary of Anglo American plc, through its wholly owned subsidiary Rustenburg Platinum Mines Limited (“RPM”), retained a 49% non-controlling interest in Bokoni Holdco. During the years ended December 31, 2011 (“Fiscal 2011”) and December 31, 2012 (“Fiscal 2012”), Atlatsa and Anglo American Platinum engaged in negotiations to refinance, restructure and recapitalize the Bokoni Group.

On September 28, 2012 the Company and Anglo American Platinum announced the completion of the first phase (“Phase One”) of the restructure plan for the refinancing, recapitalization and restructure of the Company and the Bokoni Group (the “Restructure Plan”). In Phase One of the Restructure Plan, the Senior Term Loan Facilities Agreement dated June 12, 2009, as amended and assumed by RPM,  between, inter alia, Plateau, as borrower, and RPM, as lender (the “2009 Senior Debt Facility”), was amended to increase the total amount available, and this additional amount was utilized to repay the amounts owed to RPM under the OCSF (as defined in and described under Section 1.11 Debt Arrangements) and to redeem the existing “A” Preference Share Facility (as defined in and described under Section 1.11 Debt Arrangements).  These transactions resulted in all outstanding debt owing to RPM as at that date being consolidated into one single facility on terms and conditions agreed between the parties, including an interest rate adjustment, which lowered the Company’s cost of borrowing from an effective annual cash flow interest rate of 12.31% (prior to implementation of Phase One) to 5.92% (linked to the three month Johannesburg Interbank Agreed Rate (“JIBAR”), which was 5.13% at September 30, 2013).

On March 27, 2013, the Company announced the execution of definitive agreements for a second phase of the Restructure Plan (“Phase Two”) which includes the consolidation of various outstanding debt facilities of the Company and the disposal of certain undeveloped estimated PGM resources to RPM and the recapitalization and refinancing of Atlatsa and the Bokoni Group, together with accelerated production growth at the mine located on the north eastern limb of the BIC to the north of and adjacent to the Ga-Phasha Project (formerly Lebowa Platinum Mine,  known as Bokoni Mine)  (as described in greater detail below under Section 1.3 Restructure Plan).  The Company expects that Phase Two of the Restructure Plan will complete in the fourth quarter of 2013.

The Atlatsa corporate structure is depicted below and is illustrated on a fully diluted share basis, post-conversion of the “B” Preference Shares (as defined below) but before the Restructure Plan is complete:

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

* Black Economic Empowerment

Bokoni Mine is the Company’s operating mine and only producing asset. The other entities, as noted above under Bokoni Holdco, hold assets which are currently in their exploration or development stages. Refer to Section 1.6 Operations, for more details of each of the entities.

The following are key consolidated financial performance highlights for Atlatsa for the three month period ended September 30, 2013 (“Q3 2013”):

•
As a result of the debt consolidation and associated interest rate adjustment, which occurred due to the completion of Phase One of the Restructure Plan (described above in Section 1.2 Overview), the Company derecognized  its historical debt and recognized the new consolidated 2009 Senior Debt Facility at fair value. As a result, the Company has recognized a fair value gain of $5.4 million in its financial statements for the three months ending September 30, 2013, representing the fair value difference between the Company’s new cost of borrowing under the consolidated 2009 Senior Debt Facility when compared to a market related cost of borrowing available to the Company.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

•
Atlatsa incurred an operating loss of $2.2 million and a loss before tax of $17.2 million for Q3 2013, compared to an operating profit of $93.8 and a profit before tax of $69.9 million for the three month period ended September 30, 2012 (“Q3 2012”).

•
Bokoni Mine’s earnings before interest, tax, depreciation and amortization (“EBITDA”) improved significantly year-on-year with the Bokoni Mine achieving a positive EBITDA of $10.4 million for Q3 2013, compared to a negative EBITDA of $3.3 million in Q3 2012 (see Note 9 to the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2013).

•
Atlatsa generated cash from operations of $7.4 million in Q3 2013 compared to cash utilized from operations of $10.8 million in Q3 2012. This was due partially to the change in working capital. Cash generated/utilized before working capital changes also showed an improvement from $3.5 million utilized to $2 million generated (see Note 8 to the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2013) as a result of the improved performance of the Bokoni Mine.

•	The net loss (after tax) for the Company was $15.5 million for Q3 2013 as compared to a net profit (after tax) of $49.8 million for Q3 2012.

•
The basic and diluted loss per share for Q3 2013 was $0.03 as compared to basic and diluted profit per share of $0.16 for Q3 2012. The basic and diluted loss per share is based on the loss attributable to the shareholders of the Company of $12.9 million for Q3 2013 as compared to a profit of $67.6 million for Q3 2012.

•
During Q3 2013, the Bokoni Mine produced 47,611 platinum, palladium, rhodium and gold (“4E”) ounces as compared to 38,819 4E ounces during Q3 2012. The 22.7% year-on-year improvement in production volumes for Q3 2013 is primarily attributable to improved crew efficiencies, largely attributable to a revised bonus scheme implemented at the Bokoni Mine and an increase in mining flexibility due to an improvement in re-development (re-establishment of panels that intersected potholes) at Bokoni’s Merensky operations. The new Merensky open cast operations, which commenced during the period ending June 30, 2013 (“Q2 2013”), contributed 3,952 4E ounces during the quarter.

The following are key financial consolidated performance highlights for Atlatsa for the nine months ended September 30, 2013:

•
Atlatsa had an operating profit of $3.0 million and a loss before tax of $40.8 million for the nine months ended September 30, 2013, compared to an operating profit of $52.7 million and a loss before tax of $17.0 million for the nine months ended September 30, 2012.  Refer to 1.8 Discussion of Operations for details regarding the changes year-on-year.

•	The net loss (after tax) was $33.3 million for the nine months ended September 30, 2013 as compared to a net loss (after tax) of $31.9 million for the nine months ended September 30, 2012.

•
The Company has recognized a fair value gain of $34.8 million in its financial statements for the nine months ended September 30, 2013, compared to a fair value gain of $107.6 million for the nine months ended September 30, 2012. This represents the fair value difference between the Company’s new cost of borrowing under the consolidated 2009 Senior Debt Facility when compared to a market related cost of borrowing available to the Company.

•	The basic and diluted loss per share for the nine months ended September 30, 2013 was $0.07 as compared to basic and diluted profit per share of $0.06 for the nine months ended September

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

30, 2012.  The basic and diluted loss per share is based on the loss attributable to the shareholders of the Company of $28.3 million for the nine months ended September 30, 2013 as compared to profit of $24.9 million for the nine months ended September 30, 2012.

•	During the nine months ended September 30, 2013, the Bokoni Mine produced 126,555 4E ounces as compared to 100,716 4E ounces during the nine months ended September 30, 2012.

1.3 Restructure Plan

On February 2, 2012 the Company and Anglo American Platinum announced that the parties had concluded a term sheet comprising the first iteration of the Restructure Plan.

Subsequent to announcing the material terms of the Restructure Plan in February 2012, the Company announced that it, together with Anglo American Platinum and the management of Bokoni had undertaken a strategic review of the Bokoni Mine operations in order to assess the optimal operating and financial plan for the Bokoni Mine going forward.

On September 28, 2012, the Company announced that it, together with Anglo American Platinum, had completed Phase One of the revised Restructure Plan, whereby the Company consolidated its 2009 Senior Debt Facility, the OCSF and “A” Preference Share Facility (each as such terms are defined in Section 1.11 Debt Arrangements below), such that the OCSF and the “A” Preference Share Facility were repaid in full and lowered its cost of borrowing as described above. Certain of the transactions completed as part of Phase One of the Restructure Plan are “related party transactions” pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders Interest in Special Transactions. Readers are referred to the Material Change report of the Company dated September 27, 2012, for more information regarding the related party aspects of Phase One, including details of exemptions from valuation and shareholder approval requirements relied on by Atlatsa.

Pursuant to Phase One of the Restructure Plan, the OCSF payable to RPM was repaid in full on September 28, 2012 through consolidation into the 2009 Senior Debt Facility, such that the principal amount outstanding under the OCSF as at September 28, 2012 was $0. Under the increased 2009 Senior Debt Facility, if funds are requested by Bokoni (and authorized by Bokoni Holdco), RPM shall advance such funds directly to Bokoni.  Post consolidation of the balance outstanding under the OCSF into the 2009 Senior Debt Facility, a portion of the available balance under the 2009 Senior Debt Facility represents a facility available to the Company under the terms of the OCSF.  Such portion of the 2009 Senior Debt Facility was $53.8 million (ZAR525.2 million) at September 30, 2012 (as at the close of Phase One.)

On March 27, 2013, the Company announced the execution of definitive agreements for Phase Two of the Restructure Plan. Phase Two of the Restructure Plan, when implemented, will result in the sale and transfer of the Company’s interest in the Boikgantsho Project and the Eastern section of the Ga-Phasha Project to RPM for a net consideration of $174.1 million (ZAR1.7 billion).  In addition to the intended asset sales, RPM will subscribe for 125 million common shares of the Company for $76.8 million (ZAR750 million), which proceeds will be used to repay a portion of the Company’s outstanding debt to RPM. The anticipated net cumulative effect of these transactions is that the Company’s debt owing to RPM will be reduced by approximately $250.9 million (ZAR2,450 million).

In addition to this anticipated debt reduction, RPM has agreed to make additional facilities available to the Company to finance the Bokoni Mine’s operational and project plan going forward under the “New Senior Facilities Agreement” signed on March 27, 2013. The Company is not entitled to drawdown amounts under the New Senior Facilities Agreement until, amongst other things, the conditions precedent to such drawdowns have been met; which is anticipated to be achieved in the fourth quarter of 2013. Prior to implementation of Phase Two of the Restructure Plan and as an interim measure pursuant to closing of the Restructure Plan, the parties have agreed to increase the amount available for drawdown under Phase Two of the 2009 Senior Debt Facility by $11.3 million (ZAR110 million – representing Atlatsa’s  portion).  The “Amendment Agreement” effecting this increase was signed on

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

May 28, 2013.  The delay in the implementation has resulted in the $22 million (ZAR215 million – reflecting 100% of the increased facility made available in May 2013) having being utilized and no further facility being available until Phase Two is implemented. Refer to Section 1.12 Liquidity, under the sub-heading “Going Concern” for a description of the alternative funding arrangements with RPM beginning November 1, 2013 due to no further amounts currently being available under the 2009 Senior Debt Facility.

Pursuant to Phase Two of the Restructure Plan, RPM has agreed that it will also convert all of the “B” Preference Shares (as defined below), into Atlatsa common shares. Atlatsa Holdings Proprietary Limited (“Atlatsa Holdings”), the Company’s majority shareholder has agreed with RPM to acquire 115.8 million Atlatsa common shares from RPM on a vendor financed basis, which will result in Atlatsa Holdings owing $47.4 million (ZAR463 million) to RPM, to be repaid in stages by December 31, 2020 (the “Atlatsa Holdings Vendor Finance Loan”).

Atlatsa Holdings will provide security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE (as defined below) shareholding status, subject to commercial terms being agreed between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and shareholder approvals.

Phase Two of the Restructure Plan also includes an extension of the Concentrate Agreement (as described in Subsection 1.6.1. Bokoni Mine, under the sub-heading “Sale of Concentrate”) until 2020.

Following completion of these debt refinancing transactions as described above, Atlatsa will also have a Working Capital Facility of $9.2 million (ZAR90 million) available to fund Atlatsa’s corporate and administrative expenses through to the end of 2015. Refer to Section 1.11 Debt Arrangements, under the sub-heading “Working Capital Facility”. The Company is not entitled to the Working Capital Facility until, amongst other things, the conditions precedent to implement Phase Two have been met; which is anticipated to be achieved in the fourth quarter of 2013. Prior to implementation of Phase Two of the Restructure Plan and as an interim measure pursuant to closing of the Restructure Plan, the parties have agreed to a “Transaction Cost Loan Agreement”, as signed and implemented on May 28, 2013. The additional facility of $11.3 million (ZAR110 million) under the Amendment Agreement, implemented on May 28, 2013, is inclusive of the $2.3 million (ZAR22.5 million) provided for under the Transaction Cost Loan Agreement. In Q3 2013, a drawdown of $0.7 million (ZAR7 million) was made under the Transaction Cost Loan Agreement out of the available facility under the Amendment Agreement.  When Phase Two of the Restructure Plan is implemented, the drawdown of $0.7 million (ZAR7 million) will be offset against the first $3.1 million (ZAR30 million) available under the Working Capital Facility.

The following conditions of the Restructure Plan were met during Q3 2013:

•
in terms of Section 102 of the South African Mineral and Petroleum Resources Development Act no. 28 of 2002 (“MPRDA”), the Department of Mineral Resources (“DMR”) gave its consent for the sub-division and the transfer of mineral properties at the Ga-Phasha project area between Atlatsa and RPM (August 20, 2013);

•	the South African Competition Authorities granted unconditional approval for implementation of the Company’s Restructure Plan (August 29, 2013);

•
the DMR granted its consent in terms of Section 11 of the MPRDA for the sale and transfer of mineral rights relating to the Boikgantsho Platinum project from Atlatsa to Anglo American Platinum (October 7, 2013);

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

•	the Exchange Control division of the South African Reserve Bank granted the necessary approvals for the Company to implement the Restructure Plan (October 8, 2013); and

•
the DMR executed prospecting rights relating to the Boikgantsho Platinum project, situated on the Northern Limb of the BIC, adjacent to Anglo American Platinum’s Mogalakwena Mine operations (October 31, 2013).

As at September 30, 2013, Phase Two of the Restructure Plan has not been completed and at the date of this MD&A, the proposed transactions have been announced but completion is conditional upon the satisfaction (or waiver) of various conditions precedent, including:

•	Outstanding execution of new mining rights and approvals required from the DMR relating to certain financial security being registered over mining rights; and

•
the Phase Two Restructure Plan transaction agreements becoming unconditional through the satisfaction of all other conditions precedent (except to the extent that the completion of any one transaction is conditional upon the completion of the other transactions).

Management received disinterested Shareholder approval for Phase Two of the Restructure Plan on June 28, 2013, and expects the transaction to close in the fourth quarter of 2013.

For additional information on the Restructure Plan refer to the press releases of Atlatsa dated February 2, 2012, March 15, 2012, March 30, 2012, May 3, 2012, June 15, 2012, July 26, 2012, September 7, 2012, September 27, 2012, October 2, 2012, October 22, 2012, December 3, 2012, January 21, 2013, March 27, 2013, March 28, 2013, April 5, 2013, July 2, 2013, August 20, 2013, August 29, 2013,October 7, 2013 and October 8, 2013 as well as the material change reports filed on February 13, 2012,  September 27, 2012 and April 8, 2013 all of which are available on SEDAR at www.sedar.com.

1.4 Black Economic Empowerment

Atlatsa Holdings, Atlatsa’s majority shareholder, is a broad based Black Economic Empowerment (“BEE”) entity. Through Atlatsa Holdings shareholding, Atlatsa remains compliant with the BEE equity requirements as contemplated by South African legislation and its associated charters regarding BEE equity holding requirements.

1.5 Environmental Matters

The South African National Environmental Management Act 107 of 1998 (“NEMA”), which applies to all prospecting and mining operations, requires that operations be carried out in accordance with generally accepted principles of sustainable development. It is a NEMA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:

•	premature closure;
•	planned decommissioning and closure; and
•	post closure management of residual and latent environmental impacts.

In respect of the Bokoni Mine, an external assessment to determine the environmental closure liability was undertaken in October 2012 and updated in December 2012. As at September 30, 2013, the total environmental rehabilitation liability for the Bokoni Mine, in current monetary terms (discounted), was estimated to be $10.3 million (ZAR100.7 million) compared to $8.4 million (ZAR70.7 million) in Q3 2012. The future net obligation undiscounted for the rehabilitation liability for Q3 2013 is $11.8 million (ZAR115.3 million) compared to $12.2 (ZAR103.0 million) in Q3 2012.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

Annual contributions are made to a dedicated environmental trust fund to fund the estimated cost of rehabilitation during and at the end of the mine’s life.

As at September 30, 2013, the amount invested in the environmental trust fund was $3.2 million (ZAR31.3 million) as compared to $3.2 million (ZAR26.6 million) in Q3 2012. The shortfall of $7.1 million between the funds invested in the environmental trust fund and the estimated rehabilitation cost is covered by a guarantee from RPM.

Atlatsa’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. Atlatsa has incurred, and expects to incur in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

1.6 Operations

1.6.1 Bokoni Mine

Overview

The Bokoni Mine is an operating mine situated in the Sekhukhuneland District of the Limpopo Province, approximately 80km southeast of Polokwane, the provincial capital, and 330km northeast of Johannesburg.

The Bokoni Mine is permitted in terms of two “new order” mining licenses covering an area of 15,459.78 hectares. The mining operation consists of a vertical shaft and three decline shaft systems to access underground mine development and production on the Merensky and UG2 reef horizons.

The Bokoni Mine has installed road, water and power infrastructure, as well as two processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans to 160,000 tonnes milled per month (“tpm”).

The Bokoni Mine has an extensive ore body, capable of supporting a life-of-mine plan that is estimated at 30 years. Current mining operations are being conducted at shallow depths, on average 300m below surface. This benefits the Bokoni Mine’s operations in that there are no major refrigeration (and consequent power) requirements at shallower mining depths.

The Bokoni Mine’s production for Q3 2013 averaged 145,595 tpm of ore from its UG2 and Merensky reef horizons, an increase of 34.5% from Q3 2012.

In Q2 2013 the Bokoni Mine successfully commissioned its new open cast Merensky mine operations which, at steady state, will produce 40,000 tpm of Merensky ore, comprising 25% of Bokoni’s total mine operations for the next 5 years, whilst its underground operations (currently producing at 120,000 tpm) ramp up to full first phase capacity of 160,000 tpm steady state in the medium term.

Klipfontein open cast project:

The open cast operations are progressing well and are expected to be at steady state production of 40,000 tpm in Q4 2013. Due to the strike in Q4 2012, the open cast site-establishment and 1st box-cut were delayed to January 2013, resulting in the first reef tonnes only being delivered to the concentrator during June 2013. Full production from the open cast was achieved during September 2013 at 40,000 tpm.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

A process is in place to optimize the open cast in terms of the mining grade and recovery.

New Operating Plan

The new operating plan follows a detailed strategic review that was undertaken in 2012 by the new management team at Bokoni Mine, in conjunction with RPM and Atlatsa. The review included a review of all technical, operational and financing assumptions in forming the existing strategy, having regard to the general outlook for the PGM industry.

The operating plan to 2020 has been limited to 160,000 tpm to meet the current installed processing capacity at the Bokoni Mine. Accordingly, material capital expenditure associated with the proposed UG2 expansion plans at the Bokoni Mine, estimated at $235.5 million (ZAR2.3 billion), has been deferred beyond 2020. In an effort to reduce unit operating costs, open cast Merensky operations at the Bokoni Mine have commenced and this is expected to contribute towards further unit cost reductions by the fourth quarter of 2013.

The new operating plan will allow the Bokoni Mine to fill its processing capacity in the near term, whilst allowing underground mining operations to build up from the current 120,000 tpm to 160,000 tpm. The plan is considered both low risk and less capital intensive.  The Bokoni Mine is expected to increase annual production from its current base of 103,000 PGM Oz per annum to 250,000 PGM Oz per annum over the next five years.

The new operating plan will result in Bokoni becoming a predominantly Merensky Reef producer, accounting for approximately 75% of its total estimated production in the medium term. The capital cost estimate for the new operational plan at the Bokoni Mine is $112.6.0 million (ZAR1.1 billion). This estimate includes capital required for the completion of the Brakfontein Merensky project and the revised Middelpunt Hill UG2 project.

Atlatsa will finance the expansion plans at the Bokoni Mine until November 30, 2014 from the credit facilities available after closing of Phase Two of the Restructure Plan and the Advance (as defined below under Section 1.11 Debt Arrangements, under the sub-heading “6. Working Capital Facility” in place from November 1, 2013 to November 30, 2013 (Refer to Section 1.3 Restructure Plan for details of Phase Two of the Restructure Plan).

Management of the Bokoni Operations

Under the Bokoni Holdco Shareholders Agreement, Plateau and RPM entered into a shareholders’ agreement (the “Bokoni Holdco Shareholders Agreement”) to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries, including Bokoni.

Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be Historically Disadvantaged Persons (“HDPs”) in South Africa. Atlatsa has given certain undertakings to RPM in relation to the maintenance of its status as an HDP controlled group pursuant to the Bokoni Holdco Shareholders Agreement.

Pursuant to the Bokoni Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity cash call. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that Plateau's shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions until the expiry of the period from the closing date of the Bokoni Transaction to the earlier of (i) the date on which the BEE credits attributable to RPM and/or arising as a result of the Bokoni

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

Transaction become legally secure, and (ii) the date on which 74% of the scheduled principal repayments due by Plateau pursuant to the 2009 Senior Debt Facility are made in accordance with the debt repayment profile of the 2009 Senior Debt Facility.

Pursuant to the terms of shared services agreements between RPM and Bokoni, RPM provides certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Atlatsa builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. Atlatsa, through Plateau, provides certain management services to Bokoni pursuant to the services agreements entered into with effect from July 1, 2009, which are still in effect.

Sale of Concentrate

The Bokoni Mine produces a metal-in-concentrate, all of which is sold to RPM pursuant to a sale of concentrate agreement (the “Concentrate Agreement”) entered into between Bokoni and RPM. The Concentrate Agreement has an initial five year term to July 1, 2014 and Plateau has the right to extend the Concentrate Agreement for a further five year term to July 1, 2019. Refer to Section 1.3 Restructure Plan for details of the extension of the Concentrate Agreement through to 2020 on the same terms and conditions that was signed on March 27, 2013 as well as the Advance in place from November 1, 2013 to November 30, 2013.

Pursuant to the Concentrate Agreement, RPM receives metal-in-concentrate from the Bokoni Mine and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in the concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied).

Atlatsa will retain its existing option to acquire an ownership interest in Anglo American Platinum’s Polokwane smelter complex on terms agreed between RPM and Atlatsa.

1.6.2 Ga-Phasha Project

As announced on February 2, 2012, both Atlatsa and Anglo American Platinum have determined to effect a strategic re-alignment of the Bokoni Group; refer to Section 1.3 Restructure Plan. Accordingly, the parties have agreed to split the Ga-Phasha Project into an Eastern and Western section. Pursuant to Phase Two of the Restructure Plan, the Eastern section of the Ga-Phasha Project, comprising the Paschaskraal and De Kamp mineral properties, will be sold and transferred to RPM and will be consolidated into RPM’s adjacent Twickenham operation.  The Western section of the Ga-Phasha Project, comprising the Klipfontein and Avoca mineral properties, will remain and will be consolidated into the adjacent Bokoni Mine operations. The parties have identified the potential to access the Western section of the Ga-Phasha Project through existing shaft infrastructure established at the Brakfontein mineral property.

Atlatsa currently holds a 51% indirect ownership interest in the Ga-Phasha Project.

1.6.3 The Boikgantsho Project

As announced on February 2, 2012, both Atlatsa and Anglo American Platinum have determined to effect a strategic re-alignment of the Bokoni Group; refer to Section 1.3 Restructure Plan, which includes the sale of the Boikgantsho Project.

Atlatsa currently holds a 51% indirect ownership interest in the Boikgantsho Project.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

1.6.4 Rietfontein Project

The current prospecting right for the Rietfontein project was valid for a five year period, expiring November 27, 2011. Prior to the expiry date, on August 22, 2011, Atlatsa lodged an application to renew the prospecting right for a three year extension of term. To date the renewal is still pending.

Preliminary investigations of the Rietfontein project indicate that more value could be extracted by incorporating it with the adjacent Platreef project which is owned by Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”), rather than operating it as a stand-alone project.

Atlatsa has entered into a settlement agreement (the “Settlement Agreement”) effective December 11, 2009 with Ivanplats to replace and supersede a 2001 agreement relating to the Rietfontein property located on the northern limb of the BIC. The Settlement Agreement is a result of the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the Settlement Agreement are as follows:

•	Both parties agreed to abandon their respective claims under dispute forming the subject matter of arbitration.

•
The existing Rietfontein joint venture (the “Existing JV”) between the parties was amended such that the Existing JV was extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retained their existing prospecting rights in respect of mineral properties in their own names but made these rights and technical information available to the extended joint venture (the “Extended JV”).

•	Atlatsa is entitled to appoint a member to the Extended JV technical committee and all technical programmes are carried out with input from Atlatsa.

•	Atlatsa was awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplated an open pit mining operation, incorporating the Rietfontein mineral property.

•	Atlatsa has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration program to feasibility study with no financial recourse to Atlatsa.

•	On delivery of the feasibility study, Atlatsa may elect to either:

o	retain a participating interest of 6% in the Extended JV and finance its pro rata share of the project development going forward; or

o
relinquish its participating interest of 6% in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

Atlatsa currently holds a 100% direct ownership interest in the Rietfontein Project.

1.6.5 Central Block

The Central Block consists of five farms or portions thereof, comprising a portion of Dorstland 768 LR, Hamburg 737 LR, Elandsfontein 766 LR, Molokongskop 780 LR and Noord Holland 775 LR.

Atlatsa is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

A number of the prospecting rights have expired. Management have lodged renewal applications for all expired rights, the approvals of which are still pending.

Atlatsa currently holds a 100% direct ownership interest in the Central Block Project.

1.6.6. Kwanda Project

Atlatsa intends to continue its existing prospecting programs at the Kwanda Project in 2013 at a cost of approximately $0.2 million per annum.

Atlatsa currently holds a 51% direct ownership interest in the Kwanda Project.

1.7 Market Trends and Outlook

Outlook

Q3 2013 represented another challenging quarter for the South African PGM sector, continuing with similar themes which dominated the sector throughout 2012 and for the six months ending June 30, 2013.

Economic and political factors influencing the PGM sector in South Africa remain volatile, with economic data and growth indicators from key economies, particularly in Europe, remaining key to platinum demand recovery going forward. Despite certain signs of economic recovery in European economies, particularly Germany, platinum demand for autocatalytic converter usage in the key diesel engine dominated sector remains weak, when compared to peak demand levels last seen in 2007. Notwithstanding depressed European economic conditions, there continues to be some encouraging signs of growth and manufacturing recoveries in the United States and Chinese economies, particularly in the United States automobile sector, where passenger car sales are showing strong growth recoveries and China, where platinum jewelry demand continues to grow on an annual basis. Recent policy and legislative initiatives in China in an effort to improve air pollution conditions, including emission control legislation for automobiles, together with recent speculation surrounding the introduction of hydrogen fuel cell powered motor vehicles in Japan being introduced by Toyota motor corporation, are encouraging signs for potential demand stimulus in the PGM sector going forward.

The supply side remains susceptible to further disruptions from ongoing disputes between labour unions in South Africa, together with the potential for further strike action arising from wage negotiations between labour unions and PGM producers currently in progress in South Africa. Given the continued pressure for PGM producers in South Africa, Anglo American Platinum, the largest global platinum producer, has announced its intention to cut approximately 3,000 jobs and close two mines at its Rustenburg  operations, whilst other PGM producers have announced plans to cut back on their capital expansion projects in South Africa. Recent announcements by the government of Zimbabwe regarding the compulsory sale by non indigenous Zimbabwean companies of 51% of their mineral assets to indigenous Zimbabweans with no compensation may also have an impact on future PGM supply from Zimbabwean based platinum mines going forward.

Recent research reports published within the PGM sector have also indicated that there may be larger stockpiles of above ground inventories in platinum and palladium than previously estimated, with the result that spot metal prices have remained relatively flat over the period under review, despite a significant increase in physical metal purchases through Exchange Traded Fund (“ETF”) holdings in the first half of 2013.

Given the demand and supply themes described above, there remains potential upside for both the platinum and palladium prices in the short to medium term with current market investment trends

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013 preferring to invest in physical metals, as evidenced by the demand for the ETF recently launched for platinum by ABSA Bank in South Africa; while platinum equities remain under pressure as a result of investor concerns over the volatile economic and political factors influencing the PGM sector in South Africa.

As a result of increased investor appetite for investment in physical PGMs, both the platinum and palladium spot prices remain volatile and highly susceptible to movements as a result of investor sentiment and market trading conditions.

The future market direction and catalysts for PGMs will, to a large extent, be determined by the outcome of the 2013 wage negotiations between Labour Unions and PGM producers in South Africa, together with future economic growth outlooks for key economies affecting the PGM sector in the United States, Europe, Japan and China.

Quarterly Trends

Q3 2013 was dominated by continued concerns amongst market participants surrounding the volatile labor situation in South Africa, resulting in a trend towards physical metal investment in PGMs being preferred to platinum equities, which remained under pressure during the period. Despite continued labor unrest resulting in a two week strike at Anglo American Platinum’s operations, the spot platinum price failed to react positively on future supply concerns with the US$ price of platinum coming under pressure during the quarter under review.

Macro investment sentiment towards South Africa, dominated by the volatile labor situation, resulted in the ZAR remaining under pressure relative to the US$, which provided some relief for South African PGM producers, a trend expected to continue inQ4 2013.

1.8 Discussion of Operations

Q3 2013 Highlights:

In addition to the highlights mentioned under Section 1.2 Overview, we note the following:

•	Tonnes delivered to the concentrator for Q3 2013 increased by 38.5% when compared to Q3 2012, and tonnes milled increased by 34.5% for the comparative period.

•
Primary development increased by 45.5% in Q3 2013 as compared to Q3 2012. The increase in development is attributed to good progress made at Brakfontein and Middelpunt Hill on the decline. This level of development is expected to be maintained over the next year as the operations focus on increasing facelength to realise, steady state targets of 100,000 tpm and 60,000 tpm at Brakfontein and Middelpunt Hill respectively.

•
Recoveries at the concentrator increased by 7% to 90.5% for the Merensky concentrate;  decreased by 12% to 86.5% for the UG2 concentrate, between Q3 2013 and Q3 2012 and for the open cast concentrate the recoveries were 67.7% (compared to 69.4% in Q2 2013). 4E ounces produced increased by 22.7% in Q3 2013 when compared to Q3 2012. The decrease in recovery for the UG2 concentrator is attributable to the lower recoveries expected from the open cast Merensky ore being treated in the UG2 concentrator.

•	The Lost Time Injury Frequency Rate (“LTIFR”) for Q3 2013 was 0.31 and has improved by 70.5% when compared to the Q3 2012 LTIFR of 1.05.

The key production parameters for the Bokoni Mine for Q3 2013 and for Q3 2012 are depicted in the table below.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

Bokoni Production Statistics:

		Q3 2013 (Total )	Q3 2013 (open cast)	Q3 2013 (under ground)	Q3 2012	Q3 2013 to Q3 2012 % Change	2012	2011	2012 to 2011 % Change
4E oz produced	Oz	47,611	3,952	43,660	38,819	22.7	102,671	113,625	(9.6)
Tonnes milled	T	436,785	67,613	369,172	324,727	34.5	863,675	1,047,401	(17.5)
Recovered grade	g/t milled, 4E	3.5	1.88	3.8	3.84	(8.8)	3.82	3.49	9.5
UG2 mined to underground output	%	32.4	0	32.4	36.8	(12)	34.07	32.6	4.5
Development meters	M	3,407	0	3,407	2,342	45.5	7,550	10,549	(28.4)
ZAR/t operating cost/tonne milled	ZAR/t	1,105	602	1,197	1,145	3.5	1,535	1,194	(28.6)
ZAR/4E operating cost/4E oz	ZAR/4E oz	10,140	10,296	10,126	9,577	(5.9)	12,902	11,009	(17.2)
Total permanent labor (mine operations)	Number	3,698			3,587	3.1	3,479	3,498	(0.5)
Total contractors (mine operations)	Number	2,085			1,880	10.9	1,553	1,826	(15)

See Section 1.12 “Liquidity” for a discussion of the Company’s going concern assumption as of September 30, 2013.

Atlatsa incurred a gross operating loss for Q3 2013 of $4.8 million which is $5.3 million less than the gross loss incurred in Q3 2012 ($10.2 million).

In Q3 2013, Atlatsa incurred an operating loss of $2.2 million compared to an operating profit of $93.8 million in Q3 2012. This is mainly due to the fair value adjustments made to the consolidated 2009 Senior Debt Facility of $5.4 million in Q3 2013 compared to $107.6 in Q3 2012.

Revenue

The concentrator milled 369,172 underground tonnes during Q3 2013, which is 13.7% higher than the 324,727 underground tonnes milled during Q3 2012; compared to an increase of 4.9% to 352,092 underground tonnes milled during Q2 2013.

The open cast milled 67,613 tonnes during Q3 2013, compared to 8,797 open cast tonnes milled during Q2 2013.

The mine produced 43,660 underground 4E ounces during Q3 2013 and the open cast contributed 3,952 4E ounces. The underground PGM ounces were 12.5% higher than the 38,819 4E ounces produced during Q3 2012 and 3.5% higher than the 42,198 4E ounces produced during Q2 2013.

Revenue was made up as follows:
•
The 4E basket price for Q3 2013 was 19.9% higher at ZAR11,620 compared to ZAR9,688 for Q3 2012; however in Q3 2013 the US Dollar (“US$”) was US$1,163 compared to US$1,172 in Q3 2012, which is a 0.8% decrease.  The platinum price during Q3 2013 was 3.2% lower compared to Q3 2012.

•	The average realized ZAR/US$ exchange rate for Q3 2013 was ZAR9.99 compared to the average realized exchange rate of ZAR8.27 for Q3 2012 (a weakening of the ZAR of 20.9%).
•	Revenue was $54.2 million (ZAR517.8 million) for Q3 2013 compared to the $43.9 million (ZAR362.0 million) for Q3 2012.
•	$0.04 million (ZAR0.4 million) was paid in concentrate grade penalties for Q3 2013.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

Cost of sales

Cash operating costs of $49.2 million for Q3 2013 were $5.5 million (12.7%) higher than Q3 2012.

The main contributors to the cost variances were:
•
Labor costs for Q3 2013 were $21.5 million (ZAR206.9 million), a decrease of 8% in $ terms (which is attributable to a weakening of the average ZAR of 11.4% – the average exchange rate deteriorated from ZAR8.30 to ZAR9.24 during the period); in ZAR terms, an increase of 7% compared to Q3 2012.

The increase in ZAR costs was mainly due to:
o	annual salary increases provided for as from July 2013; and
o	an increase of 3% in supervisory and middle management employees to improve production, supervision and governance.
•
Contractor costs for Q3 2013 were $8.5 million (ZAR80.5 million), an increase of 107.9% in $ terms; in ZAR terms, an increase of 136.7% compared to Q3 2012. This increase was due to the open cast contractor cost of $2.4 million (ZAR 22.6 million)  and an increase in the contractor cost associated with increased working cost primary development, re-development, and ledging.

•
Consumable costs for Q3 2013 were $10.8 million (ZAR103.2 million), an increase of 20.1% in $ terms; in ZAR terms, an increase of 38.5% compared to Q3 2012. The increase was driven by a 38.5% increase in tonnes delivered compared to Q3 2012 and a working cost development increase of 25% against Q3 2012.

•
Utility costs for Q3 2013 were $4.3 million (ZAR41.4 million), a decrease of 3.6% in $ terms; in ZAR terms, an increase of 11.9% compared to Q3 2012, mainly due to Eskom rate increases and increased production.

•
Sundry costs for Q3 2013 were $4.9 million (ZAR47.7 million), an increase of 9.3% in $ terms; in ZAR terms, an increase of 9.7% compared to Q3 2012; mainly due to annual price increases and transport costs relating from increased production.

•	Changes in inventory increased for Q3 2013 to ($0.9 million), a decrease of 28% in $ terms; in ZAR terms, a decrease of 17.2% compared to Q3 2012.
Cash draw-downs from available debt facilities for Q3 2013 were $15.2 million (ZAR148 million) compared to Q3 2012 of $25.0 million (ZAR211 million), a decrease of 74%.

Cost per tonne milled for Q3 2013 was ZAR1,105 ($120) per tonne compared to ZAR1,145 ($138) per tonne in Q3 2012, a decrease of 3.5% in ZAR terms and in $ terms a decrease of 13.3%.

Cost per tonne delivered for Q3 2013 was ZAR1,070 ($116) per tonne compared to ZAR1,141 ($138) per tonne in Q3 2012, a decrease of 6.2% in ZAR terms and in $ terms a decrease of 15.8%.

Cost per 4E ounce for Q3 2013 was ZAR10,140 ($1,097) per 4E ounce as compared to ZAR9,577 ($1,154) per 4E ounce in Q3 2012, an increase of 5.9% and in $ terms a decrease of 4.9%.

Exchange rate

For presentation purposes, currencies of the South African subsidiaries are converted from ZAR to $.  The average ZAR to $ exchange rate for Q3 2013 was ZAR9.24=$1, a weakening of 11.4% compared to the average exchange rate for Q3 2012 of ZAR8.30=$1.

Finance expenses

Finance expense for Q3 2013 was $15.1 million compared to $23.9 million in Q3 2012, a decrease of 36.9%. This is as a result of the various debt facilities still being in place at September 28 2012 when Phase One of the Restructure Plan was implemented and interest in the current period excludes the “A”

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013 preference shares between RPM and Bokoni Holdco which was capitalised as a part of Phase One of the Restructure Plan. The value of the “A” preference shares capitalised was $174 million (ZAR1.7 billion).

Refer to 1.17 Critical Accounting Estimates, under the sub-heading “Fair Value of Consolidated 2009 Senior Debt Facility” for details on the evaluation of the 2009 Senior Debt Facility after completion of the Phase One of the Restructure Plan.

Pursuant to Phase One of the Restructure Plan the parties agreed that interest on the 2009 Senior Debt Facility would be calculated on the method set out below.

Total Facility Outstanding	2013	2014	2015	2016	2017	2018
Up to ZAR1,000,000,000	zero interest	zero interest	JIBAR minus 5.14%	JIBAR minus 3.11%	JIBAR minus 0.96%	JIBAR plus 1.30%
From (and including) ZAR1,000,000,000 up to ZAR2,000,000,000	JIBAR minus 1.25%	JIBAR plus 3.02%	JIBAR plus 2.36%	JIBAR plus 4.39%	JIBAR plus 6.54%	JIBAR plus 6.30%
From (and including) ZAR2,000,000,000	JIBAR plus 8.75%	JIBAR plus 8.02%	JIBAR plus 7.36%	JIBAR plus 11.89%	JIBAR plus 11.54%	JIBAR plus 11.30%

The interest applicable on the debt owing (based on contractual value – refer to 1.13 Capital Resources for the contractual value) by Atlatsa to RPM is based on the tranche that the value of the contractual debt falls in.  For accounting purposes interest is recorded at a calculated effective interest rate. For the 49% debt between Bokoni Holdco and RPM which contractually is currently interest free, the effective interest rate was fixed at 13.94% at Q3 2013. The debt between Plateau and RPM has an effective floating interest rate of JIBAR plus 7.99% for Q3 2013.

The effect of Phase One the Restructure Plan reduced the interest between Plateau and RPM to an annual cash flow effective rate of 5.92% (linked to the 3-month JIBAR of 5.13% at September 30, 2013) from the effective rate of 12.31% before the consolidation of the loans on September 28, 2012.

Refer to Section 1.3 Restructure Plan for details of the joint announcement by Atlatsa and Anglo American Platinum released on March 27, 2013 which includes, among other things, several transactions that are expected to simplify Atlatsa’s balance sheet structure and materially reduce its loan balance and thus cost of borrowing going forward.

Safety

Atlatsa’s LTIFR improved to 0.31 and has improved by 70.5% when compared to the Q3 2012 LTIFR of 1.05; however; Q3 2013 marked a disappointing safety quarter at the Bokoni operations.

After achieving  2 million fatality free shifts in early August and  15 months of continuous operations without a fatality, the quarter was marred by three fatal accidents which occurred in separate accidents on August 6, August 28 and September 21, resulting from two fall of ground incidents and one winch related accident.

Management at Bokoni has engaged extensively with the safety authorities at the Department of Mineral Resources, South Africa and taken strong action to mitigate against future accidents at the operations. Additional emphasis has been placed on behaviour, including in depth discussions with

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013 employees before each shift to identify any risks. Training has been rolled out to all levels of employees to identify and mitigate potential hazards.

Capital

Total capital expenditure for Q3 2013 was $12.5 million (as opposed to $14.2 million for Q3 2012), comprising 30% sustaining capital and 70% project expansion capital (as opposed to 34% sustaining capital and 66% project expansion capital for Q3 2012).

Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)

The Mineral and Petroleum Resources Royalty Act, imposes a royalty payable to the South African government based upon financial profits made through the transfer of mineral resources.

The royalty is based on a predetermined percentage applied to gross sales of unrefined metal produced. The predetermined percentage is equal to 0.5 + ((Earnings Before Interest and Tax x 9)/gross sales). The percentage cannot be less than 0.5%.

The royalty is accounted for on a monthly basis in the accounting records of Bokoni.

The payments in respect of the royalty are due in three intervals:

•	nine months into the financial year (September30)– calculation based on actual and estimated figures, and a first provisional payment based on this;

•	twelve months into the financial year (December 31) – calculation based on actual and estimated figures, and a second provisional payment based on this; and

•	nine months after the financial year (September 30)– true up calculation done, and a final payment.

The Q3 2013 calculated royalty tax percentage for Bokoni was the minimum percentage of 0.5% (0.5% for Q3 2012), and the resulting royalty expense for Q3 2013 amounted to $0.3 million ($0.2 million for Q3 2012).

Power Tariff Increases

The National Energy Regulator of South Africa declared based on its revision of Eskom’s tariff increase request, that the tariff will increase by 8% from 2013 to 2018.

The Bokoni Mine operations are currently mining at relatively shallow depths with no major refrigeration requirements needed for the next 30 years of mining. Power costs currently comprise approximately 4% (varying summer and winter tariffs) of total operating costs at the mine operations.

Bokoni continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

1.10 Summary of Quarterly Results

$ Million *	Sept 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sept 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011
Revenue	54.2	48.4	45.1	0.8	43.9	38.7	34.1	32.5	45.3
Cost of sales	(59.0)	(54.1)	(53.4)	(35.5)	(54.1)	(52.4)	(53.4)	(51.1)	(55.0)
Gross loss	(4.8)	(5.7)	(8.3)	(34.7)	(10.2)	(13.7)	(19.3)	(18.7)	(9.7)

Profit / (Loss) for the period	(15.5)	(13.3)	(4.6)	(63.7)	49.8	(40.4)	(41.3)	(35.6)	(30.1)

Basic and diluted loss per share ($)	(0.03)	(0.02)	(0.1)	(0.10)	0.16	(0.05)	(0.05)	(0.04)	(0.04)
Weighted number of common shares outstanding (million) 1	425	425	425	425	425	425	425	425	425

* Data for all presented periods were prepared in accordance with IFRS.

1 On a fully diluted basis, post-conversion of the “B” Preference Shares.

Discussion of Last Eight Quarterly Results

Atlatsa is continuing its efforts to grow production (Phase 1 expansion program at the Bokoni Mine) in order to achieve Atlatsa’s goal of achieving a monthly production of 160,000 tpm in the medium term.

All of the above factors contributed to the increase in revenue to a high of $54.2 million for Q3 2013 from an all-time low of only $0.8 million in Q4 2012. Fluctuation in revenue between the quarters was mainly a result of fluctuation in production and varying PGM basket prices and exchange rates, including:

•
Production has varied from period to period predominately as a result of production efficiencies, potholing and safety stoppages and the illegal strike in Q4 2012. Revenue is also impacted by concentrate grade and chrome penalties respectively. Production levels reached a high of 47,611 4E ounces during the third quarter of 2013 and a low of 2,045 4E ounces during Q4 2012. This >100% variance indicates the extreme production volatility experienced during the eight quarter periods referred to in the table above.

•
PGM basket prices are derived from the relevant market supply and demand that exists at that particular point in time. For the eight quarter periods referred to in the table above, the PGM basket price varied from a high of US$1,291 for the three months ended March 30, 2013 to a low of US$1,1163 for Q3 2013. This 10% variance indicates the volatility of the PGM basket price due to fluctuations in market demand and supply.

•
Due to the fact that the PGM basket price is quoted in US$, the revenue for each specific period is significantly dependent on the fluctuations of the ZAR against the US$. The ZAR’s strongest quarterly average position against the US$ was experienced during the first quarter of Fiscal 2012 at an exchange rate of ZAR7.77 = US$1 and the weakest during Q3 2013, which was ZAR9.99 = US$1. The 29% variance indicates the volatility of the ZAR against the US$ to exchange rate fluctuations.

The period to period variations in cost of sales are mainly as a result of:

•	Labor cost varying due to changes in labor numbers, annual salary increases, overtime hours and bonus payments.

•	Varying use of contractors depending on management’s production and development planning requirements.

•	Fluctuations in storage costs based predominately on tonnes milled.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

•	Utility costs varying between winter and summer tariffs, and are also subject to annual tariff increases.

•	Depreciation charges based on the unit of production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalized.

•	Fluctuations in the exchange rate; as the functional currency of Bokoni is in ZAR, all reporting takes place in $, and therefore the cost of sales are impacted by the weakening of the ZAR.

1.11 Debt Arrangements

The Company financed the Bokoni Transaction at the Plateau level through a combination of the 2009 Senior Debt Facility and an agreement with RPM whereby RPM provided Plateau with an operating cash flow shortfall facility (the “OCSF”) of up to a maximum of $76.8 million (ZAR750 million) (which increased to $112.6 million (ZAR1,100 million) on June 29, 2012) and access to RPM’s attributable share of the Bokoni Holdco cash flows (the “Standby Loan Facility”) which, with the Company’s portion, provided up to a maximum of 80% of all free cash flow generated from Bokoni to meet its repayment obligations in terms of the 2009 Senior Debt Facility.  Subsequent to the initial financing, effective as of April 28, 2011, RPM acquired the outstanding amounts on the 2009 Senior Debt Facility in full from Standard Chartered Bank (see Section 1.12 Liquidity and Section 1.3 Restructure Plan).

The consolidation of the OCSF, the “A” Preference Share Facility and the 2009 Senior Debt Facility was completed as part of Phase One of the Restructure Plan. Refer to Section 1.3 Restructure Plan for more information.

1. 2009 Senior Debt Facility

Plateau secured the 2009 Senior Debt Facility with Standard Chartered Bank for an amount of up to $76.8 million (ZAR750 million), including capitalized interest up to a maximum of three years or $25.6 million (ZAR250 million). On July 1, 2009, Standard Chartered Bank advanced $51.2 million (ZAR500 million) to Plateau, and interest amounting to $14.6 million (ZAR142.8 million) was rolled up through April 28, 2011.

The 2009 Senior Debt Facility was repayable in 12 semi-annual instalments, with the first payment due on January 31, 2013. Interest was calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost (11.345% at April 28, 2011 when RPM assumed all the rights and obligations of Standard Chartered Bank and Rand Merchant Bank in regards to the 2009 Senior Debt Facility).

The total amount of the interest payable on the notional amount of the 2009 Senior Debt Facility of $51.2 million (ZAR500 million) drawn down on July 1, 2009 was hedged with effect from July 1, 2009 until July 31, 2012.

The 2009 Senior Debt Facility had a term of 108 months from July 1, 2009. Pursuant to the Bokoni Holdco Shareholders Agreement, if Plateau's cash flows derived from Bokoni Holdco were insufficient to meet its debt repayment obligations under the 2009 Senior Debt Facility, RPM was obligated, pursuant to the Standby Loan Facility –to provide Plateau with a portion of its entitlement to the Bokoni Holdco cash flows such that Plateau can utilize up to 80% of all free cash flows generated from Bokoni Holdco for this purpose (see Point 4: “Standby Loan Facility” below).

On December 11, 2009, 34% of the 2009 Senior Debt Facility was syndicated to First Rand Bank Limited, acting through its RMB division.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

As described above, effective as of April 28, 2011, RPM assumed all of the rights and obligations of Standard Chartered Bank under the 2009 Senior Debt Facility.

The full outstanding amount under the OCSF (point 3 below) as at September 28, 2012 was repaid and consolidated into the 2009 Senior Debt Facility. Post consolidation of the balance outstanding under the OCSF into the 2009 Senior Debt Facility, a total of $53.8 million (ZAR525.2 million) at September 30, 2012 remained available (as at the close of Phase One).  Refer to Section 1.3 Restructure Plan for more information with respect to Phase One of the Restructure Plan.

As part of Phase Two of the Restructure Plan, Anglo American Platinum has agreed to make additional facilities available to the Company to finance its pro rata share of the Bokoni Mine operational and project plan going forward under the “New Senior Facilities Agreement” signed on March 27, 2013. The Company is not entitled to drawdown amounts under the New Senior Facilities Agreement until, amongst other things, the conditions precedent to such drawdowns have been met; which is anticipated only to be met in the fourth quarter of 2013.

Due to this delay in closing of the Restructure Plan, and the fact that the Company required additional funding prior to the New Senior Facilities Utilisation Date, i.e. the closing of Phase Two, the parties agreed to increase the amount available for drown down under the 2009 Senior Debt Facility by $11.3 million (ZAR110 million – reflecting Atlatsa’s 51% portion).  The “Amendment Agreement” effecting this increase was signed on May 28, 2013.

A principal amount of $74.3 million (ZAR725.8 million) has been drawn down in the period from September 30, 2012 to September 30, 2013, which has been added to the contractual amount outstanding under the 2009 Senior Debt Facility for a total of $389.3 million (ZAR3,802 million – reflecting Atlatsa’s 51% portion) and on the contractual amount outstanding between RPM and Bokoni Holdco (reflecting the 49% portion) for a total of $198.6 million (ZAR1,934.4 million) which brings the total contractual debt outstanding to $587.9 million (ZAR5,741.3 million).

The available facility under the 2009 Senior Debt Facility, including the increase effected on May 28, 2013, has been fully utilized at September 30, 2013 and the additional credit facilities will only be available when the Restructure Plan is complete. RPM has agreed to fund the Bokoni Mine with an advance on the Purchase of Concentrate revenue (“Advance”) on the sales made to RPM; with an interest rate of JIBAR plus 1.41% per annum, from November 1, 2013 to November 30, 2014 in addition to the facility that will be available when the Restructure Plan is complete. Refer to Section 1.3 Restructure Plan 1.3 Restructure Plan for more information with respect to Phase Two of the Restructure Plan and Section 1.12 Liquidity, under the sub-heading “Going Concern” for details on the Advance.

The commencement of re-payments under the 2009 Senior Debt Facility has been deferred by one year from January 31, 2013, to January 31, 2014.  The repayment terms of the   New Debt Facility to be made available pursuant to the Restructure Plan, will include quarterly cash sweeps, when cash is available. Atlatsa will be required to reduce the New Debt Facility owing to RPM to an outstanding balance (including capitalized interest) of $102.4 million (ZAR1 billion) as at December 31, 2018, and $51.2 million (ZAR500 million) as at December 31, 2019 and zero at December 31, 2020. RPM has waived certain covenants of the 2009 Senior Debt Facility as of September 30, 2013, until September 30, 2014.

2. Vendor Finance Facility

RPM provided a vendor finance facility to Plateau consisting of a cash component, the “A” Preference Share Facility of $122.9 million (ZAR1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $112.6 million (ZAR1.1 billion).

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

2.1 “A” Preference Share Facility

As part of the acquisition of the Bokoni Transaction, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the “Plateau Preferred “A” Shares”) for an aggregate sum of $122.9 million (ZAR1.2 billion) (the “A” Preference Share Facility”) These shares were cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12% (fixed quarterly cumulative dividend 11.49%).  Atlatsa was obligated to redeem the outstanding amount, including undeclared dividends which should have been declared within nine years of issue (July 1, 2015), to the extent that Atlatsa was in the position to redeem such Plateau Preferred “A” Shares. Any Plateau Preferred “A” Shares not redeemed in six years (at July 1, 2015) would automatically roll over and be finally redeemed six years after issue (at July 1, 2018).

During the three year period prior to the initial maturity date (between July 1, 2012 and July 1, 2015), Plateau was required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts owing to RPM in respect of the Standby Loan Facility (ii) any outstanding amounts owing to RPM in respect of the OCSF and (iii) any amount owing to RPM in respect of the “A” Preference Share Facility.  The required refinancing took place pursuant to Phase One of the Restructure Plan and the “A” Preference Share Facility was redeemed and repaid in full.

The “A” Preference Share Facility was repaid and redeemed on September 28, 2012. Refer to Section 1.3 Restructure Plan for information with respect to Phase One of the Restructure Plan that completed on September 28, 2012.

2.2. Share Settled Financing – The “B” Preference Shares

Pursuant to the Share Settled Financing, Atlatsa Holdings, the majority shareholder of Atlatsa, established a wholly owned subsidiary, Pelawan Finance SPV Proprietary Limited (the “Pelawan SPV”), and transferred 56,691,303 Atlatsa common shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the Pelawan SPV (the “SPV Preferred Shares”) for an aggregate sum of $112.6 million (ZAR1.1 billion).  Atlatsa Holdings encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

The Pelawan SPV subscribed for two different classes of convertible class B preferred shares (the “B” Preference Shares”) in Plateau for $112.6 million (ZAR1.1 billion), each such class being convertible into ordinary shares in the capital of Plateau (“Plateau Ordinary Shares”) and entitling the holder of the Plateau Ordinary Shares to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau Ordinary Shares. The “B” Preference Shares are zero coupon shares and carry no rights to preference dividends.

Pursuant to the agreement between the Pelawan SPV and Atlatsa (the “Exchange Agreement”), upon Plateau issuing Plateau Ordinary Shares to the Pelawan SPV, Atlatsa would take delivery of all Plateau Ordinary Shares held by the Pelawan SPV and, in consideration thereof, issue to the Pelawan SPV such number of Atlatsa Common Shares that would have a value equal to the value of such Plateau Ordinary Shares. The total number of Atlatsa common shares to be issued on implementation of the Share-Settled Financing arrangement was 227.4 million Atlatsa common shares. Once all the “B” Preference Shares have been converted into Plateau Ordinary Shares and then into Atlatsa common shares, the Company will have 429 million Atlatsa common shares outstanding (not including any other Atlatsa common shares that may hereafter be issued).

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

The SPV Preferred Shares are convertible in one or more tranches into ordinary shares in the capital of the Pelawan SPV (“SPV Ordinary Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV Ordinary Shares. Upon the Pelawan SPV converting the SPV Preferred Shares to SPV Ordinary Shares and RPM subscribing for additional SPV Ordinary Shares as a result of the special dividend, the Pelawan SPV will immediately undertake a share buyback of all SPV Ordinary Shares held by RPM and will settle the buyback consideration by delivering to RPM 115.8 million Atlatsa common shares.

As and when RPM issues a conversion notice as described above, the Pelawan SPV will require Plateau to convert the “B” Preference Shares in the capital of Plateau into Plateau Ordinary Shares. Immediately thereafter, Atlatsa will take delivery of such Plateau Ordinary Shares and issue such number of Atlatsa common shares to the Pelawan SPV pursuant to the Exchange Agreement which will enable the Pelawan SPV to buy back the SPV Ordinary Shares from RPM and result in Atlatsa Holdings continuing to own a minimum 51% shareholding in Atlatsa. The total number of Atlatsa common shares issuable pursuant to the Exchange Agreement that will continue to be held by the Pelawan SPV is 111.6 million Atlatsa common shares. Such Atlatsa common shares will be subject to a lock-in that will prevent the Pelawan SPV and Atlatsa Holdings from disposing of such shareholding for so long as Atlatsa Holdings is required to maintain a minimum 51% shareholding in Atlatsa (at present the contractual lock up provision for Atlatsa Holdings on all of its Atlatsa common shares remains in place up to January 1, 2015).

The final result of the Share Settled Financing is that: (i) RPM has funded a payment of $112.6 million (ZAR1.1 billion) to Plateau and upon the conversion described above RPM will ultimately receive a total of 115.8 million Atlatsa common shares; and (ii) Atlatsa Holdings will receive an additional 111.6 million Atlatsa common shares.

Refer to Section 1.3 Restructure Plan for details of Phase Two of the Restructure Plan, whereby RPM has agreed to convert its “B” Preference Shares in accordance with their terms and upon such conversion, to sell the resulting it’s 115.8 million Atlatsa common shares to Atlatsa Holdings.

3. OCSF

In order for Plateau to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni during the initial three year ramp up phase at the Bokoni Mine, RPM provided Plateau with the OCSF which can be drawn up to a maximum of $76.8 million (ZAR750 million) and was subject to certain annual drawdown restrictions, in terms of quantum, during the first three years. On 29 June 2012, the OCSF facility was increased to $112.6 (ZAR1,100 million). Based on the revised terms of the 2009 Senior Debt Facility with RPM, repayment was deferred by one year from January 31, 2013 to January 31, 2014.

The full outstanding amount under the OCSF as at September 28, 2012 was repaid and consolidated into the 2009 Senior Debt Facility, and the principal amount outstanding as at that date was $0. Refer to point 1 above.

4. Standby Loan facility

Anglo American Platinum has made available to Plateau the Standby Loan Facility of an amount equal to 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in Plateau funding any repayment obligations it may have under the 2009 Senior Debt Facility during its term. The Standby Loan Facility will bear interest at the prime rate of interest in South Africa (currently 8.5%). As at September 30, 2013 no drawdowns has been made on the Standby Loan Facility.  The

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

Standby Loan Facility would have been activated to the extent that free cash flow, after capital expenditure, at the Bokoni operations was generated during the anticipated interest roll up period between July 1, 2009 and July 1, 2012.

5. Security

The 2009 Senior Debt Facility is secured through various security instruments, guarantees and undertakings provided by Atlatsa against 51% of the cash flows generated by Bokoni, together with 51% of Bokoni’s asset base. The Standby Loan Facility ranks behind the 2009 Senior Debt Facility for security purposes.

6. Working Capital Facility

Upon the completion of the Restructure Plan, Atlatsa and RPM will enter into a Working Capital Facility whereby RPM will make a maximum of $3.1 million (ZAR30 million) per year available to Atlatsa during each of 2013, 2014 and 2015 for an aggregate facility of $9.2 million (ZAR90 million), including capitalized interest to fund Atlatsa’s corporate and administrative expenses through to 2015.

Pursuant to the terms of the Working Capital Facility, interest will be charged on the outstanding amounts of the Working Capital Facility at a three-month JIBAR plus 4% per annum. The balance of the Working Capital Facility cannot exceed $9.2 million (ZAR90 million) at any time. Atlatsa cannot pay any dividends until the Working Capital Facility is fully repaid. The Working Capital Facility will be repayable in full by December 31, 2018.

The Company is not entitled to the Working Capital Facility until, amongst other things, the conditions precedent to implement Phase Two have been met; which is anticipated to be achieved in the fourth quarter of 2013. Prior to implementation of Phase Two of the Restructure Plan and as an interim measure pursuant to closing of the Restructure Plan, the parties agreed to a “Transaction Cost Loan Agreement”, as signed and implemented on May 28, 2013. A facility of $2.3 million (ZAR22.5 million) was made available under this agreement.  The additional facility of $11.3 million (ZAR110 million) under the Amendment Agreement, implemented on May 28, 2013 is inclusive of the $2.3 million (ZAR22.5 million) provided for under the Transaction Cost Loan Agreement. As at September 30, 2013 a drawdown of $0.7 million (ZAR7 million) was made under the Transaction Cost Loan Agreement.  When Phase Two of the Restructure Plan is implemented, the drawdown of $0.7 million (ZAR7 million) will be offset against the first $3.1 million (ZAR30 million) available under the Working Capital Facility.

1.12 Liquidity

At September 30, 2013, Atlatsa had positive working capital, excluding restricted cash and assets classified as held for sale, of $26.5 million compared to positive working capital of $23.6 million as at September 30, 2012.

Refer to Section 1.3 Restructure Plan for details of the joint terms announcement by Atlatsa and Anglo American Platinum released September 27, 2012 and March 27, 2013 which includes, among other things, the refinancing of the Bokoni Group via consolidation of the OCSF, “A” Preference Share Facility and the 2009 Senior Debt Facility. This was completed as part of Phase One of the Restructure Plan (September 2012).  Refer to Section 1.11 Debt Arrangements under the  “1. 2009 Senior Debt Facility” for details regarding the consolidation of the 2009 Senior Debt Facility.  As at September 30, 2013, the contractual amount outstanding under the 2009 Senior Debt Facility was a total of $389.34 million (ZAR3,803 million – reflecting Atlatsa’s 51% portion).  The available facility has been fully utilized at September 30, 2013 and the additional facilities will only be available when the Restructure Plan is complete. RPM has agreed to fund the Bokoni Mine with Advances; with an interest rate of JIBAR plus 1.41% per annum, from November 1, 2013 to November 30, 2014 in addition to the facility that will be available when the Restructure Plan is complete.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

Refer to Section 1.8 Discussion of Operations, under the sub-heading “Finance Expenses” for the interest rates applicable to the consolidated 2009 Senior Debt Facility, which started to accrue in Q3 2013. The consolidated facility continues under the terms and conditions as per the 2009 Senior Debt Facility agreement, except for changes effected pursuant to Phase One of the Restructure Plan; i.e. the change in the interest rate. The commencement of re-payments has been deferred by one year from January 31, 2013, to January 31, 2014.  The repayment terms of the New Debt Facility pursuant to the Restructure Plan will include quarterly cash sweeps, when cash is available. Atlatsa will be required to reduce the New Debt Facility owing to RPM to an outstanding balance (including capitalized interest) of  $102.4 million (ZAR 1 billion) as at December 31, 2018, and  $51.2 million (ZAR500 million) as at December 31, 2019 and zero at December 31, 2020. RPM has waived certain covenants of the 2009 Senior Debt Facility as of September 30, 2013, until September 30, 2014.

Atlatsa has the following long-term contractual obligations as at September 30, 2013:

	Payments due by period ($ million)
	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Capital commitments	11.5	11.5	0	0	0
Long-term debt (1) scheduled interest payments	782.3	3	393.9	385.4	0
Operating lease commitments (2)	0.7	0.2	0.5	0.0	0
Purchase obligations (3)	6.0	0.7	5.4	0	0
Total	800.6	15.4	399.8	385.4	0

(1)
The Company’s long-term debt obligations, which include scheduled interest payments, are denominated in ZAR. Payments and settlement on the obligation are denominated in ZAR. Long-term obligations have been presented at an exchange rate of $1 = ZAR9.77

(2)	The Company has routine market-related leases on its office premises in Johannesburg, South Africa.

(3)
The term “purchase obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Atlatsa’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements at the Bokoni Mine as there are no significant obligations to repay interest and capital on long-term debt during the next 12 months.

See Section 1.19 Financial Instruments and Risk Management for a discussion of Atlatsa’s debt instruments and associated financial risks.

At September 30, 2013, Atlatsa had a positive total equity position of $148.8 million compared to  $269.4 million as at September 30, 2012. As at September 30, 2013 the Company’s assets of $768.5 million exceeded its liabilities of $619.7 million by a factor of 1.2. It is anticipated that this position will significantly change with the intended recapitalization program (Phase Two of the Restructure Plan), as described above.

The current assets to current liabilities ratio of the Company was 1.8:1 at September 30, 2013 and the Company had unrestricted cash and equivalents of $20.5 million at this date, with no undrawn facilities

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013 on the existing loans from RPM under the 2009 Senior Debt Facility pursuant to the Amendment Agreement.

Going Concern Assumption

Atlatsa incurred a net loss for the nine months ended September 30, 2013 of $33.3 million (2012 fiscal year: $95.6 million) and as of that date its total assets exceeded its total liabilities by $148.8 million (2012: total assets exceeded total liabilities by $205.3 million). Atlatsa continues to incur losses.

The Company embarked on a restructuring and recapitalizing plan during 2012 and on September 28, 2012 the first phase of the Restructure Plan was completed. The effect was a consolidation of all loan facilities into one facility at a more favorable interest rate of 5.92% compared to 12.31% of the previous facility. On May 28, 2013 an Amendment Agreement was signed making additional funds of $22 million (ZAR215 million – reflecting 100% of the facility made available in May 2013) available due to the implementation of Phase Two of the Restructure Plan not being finalized. Due to certain conditions precedent still awaiting finalization, the implementation of Phase Two is still in progress. The delay in the implementation has resulted in the $22 million (ZAR215 million) having being utilized and no further facility being available until such time as Phase Two is implemented. This has resulted in alternative funding arrangements with RPM being arranged until Phase Two is completed.

The alternative funding arrangement relates to an Advance on the concentrate sales made to RPM. This arrangement is available from November 1, 2013 until November 30, 2014, in addition to the New Senior Facility that will be available once Phase Two of the Restructure Plan is completed. The Advance term extends to November 30, 2014, which is beyond the anticipated completion date of Phase Two of the Restructure Plan, because the New Senior Facility available is forecasted to be insufficient on the closing of Phase Two of the Restructuring Plan due to the interest accruing on the existing 2009 Senior Debt Facility.

The Company is currently in the process of implementing Phase Two of the plan to reduce the debt by $250.9 million (ZAR2.45 billion) and for additional funds to be made available from RPM, which is subject to satisfaction of the remaining conditions precedent and completion of the Phase Two transactions pursuant to the terms thereof.  Under the proposed Restructure Plan, the New Senior Facility will only be repayable once the Company generates sufficient free cash flow.

The financial statements are prepared on the basis of accounting policies applicable to a going concern and on the assumption that the debt restructuring as described above is successfully concluded. The outstanding conditions precedent in relation to the debt restructuring gives rise to a material uncertainty which may cast significant doubt about the ability of the Company and its subsidiaries to continue as going concerns and, therefore that they may be unable to realize their assets and discharge their liabilities in the normal course of business. The condensed consolidated financial statements are prepared on the basis that the Company and its subsidiaries will continue as a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of operations as they become due.

1.13 Capital Resources

Atlatsa’s primary source of capital is debt.  Atlatsa’s access to capital sources is dependent upon general commodity and financial market conditions. Atlatsa has secured long-term funding to meet its operating and capital obligations in the event that Phase Two is implemented in November 2013, through to the end of April 2014. As a result, the Company has negotiated alternative funding arrangements (the Advance) from November 1, 2013 to November 30, 2014.  (Refer to Section 1.11 Debt Arrangements

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

and 1.12 Liquidity, under the sub-heading “Going Concern”).   Atlatsa’s cash balance as at September 30, 2013 was $20.5 million compared to $14.6 million at September 30, 2012.

All of Atlatsa’s debt facilities have been negotiated such that it is not obliged to commence with mandatory repayments of any loan capital amounts drawn and/or any refinancing of these loans during the holiday period through January 31, 2014, while it has management control at Bokoni. As discussed in Section 1.3 Restructure Plan, Atlatsa has agreed with Anglo American Platinum on the proposed terms of a refinancing and restructuring transaction to be implemented in the near term pursuant to Phase Two of the Restructure Plan; Phase One has already taken place as discussed above. As part of Phase Two of the Restructure Plan, new debt agreements have been entered into which will upon completion, make a New Senior Facility and a Working Capital Facility available to the Company.  See Section 1.3 Restructure Plan for more information with respect to Phase Two of the Restructure Plan and the conditions to its completion.

Capital commitments of $11.5 million as at September 30, 2013 (compared to $21.6 million at September 30, 2012) are comprised primarily of capital expenditure commitments for property, plant and equipment related to development at the Bokoni Mine. The delay in the implementation has resulted in the $22 million (ZAR215 million – reflecting 100% of the facility made available in May 2013) having being utilized and no further facility being available until Phase Two is implemented. This has resulted in alternative funding arrangements with RPM being arranged until Phase Two is completed.

The alternative funding arrangement relates to the Advance on the Purchase of Concentrate revenue on the sales made to RPM. This arrangement is available from November 1, 2013 until November 30, 2014, in addition to the New Senior Facility that will be available once Phase Two of the Restructure Plan is completed. The period of the Advance extends to November 1, 2014, which is beyond the anticipated closing of Phase Two of the Restructure Plan, as the New Senior Facility is forecasted to be insufficient on the closing of the Restructuring Plan due to the interest accruing on the existing 2009 Senior Debt Facility. A summary of Atlatsa’s debt facilities as at September 30, 2013, is as follows:

	Balance at September 30, 2013	Total available facility	Un-utilized portion of facility
	$ million
RPM consolidated facility (1)(2)(3)(4)	587.9	587.9	0
RPM interest free loan (4)	3.0	3.0	0
RPM – Transaction loan agreement (5)	0.7	0.7	0
Other	8.4	8.4	0
Total	593.0	593.0	0

(1)
On September 28, 2012, the OCSF in the amount of $110 million (ZAR928.1 million), and the “A” Preference Share Facility, of $204 million (ZAR1,722.6 million) were repaid in full.  The refinancing was made through an increase in the 2009 Senior Loan Facility of $314 million (ZAR2,651 million).

(2)	This is disclosed at contractual value, and will not agree to the face of the balance sheet which is shown at fair value.
(3)	RPM waived the loan covenants of the debt until August 31, 2013 and a letter of support was in place until September 30, 2014

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

(4)
Also refer to the joint announcement by Atlatsa and Anglo American Platinum released February 2, 2012 on the Restructure Plan and the joint announcement by Atlatsa and Anglo American Platinum released March 27, 2013 on the signing of definitive agreements with respect to Phase Two of the Restructure Plan.

(5)	Refer to the Section 1.11 Debt Arrangements, under the sub-heading “Working Capital Facility”.

Refer to Section 1.11 Debt Arrangements, under the sub-heading “1. 2009 Senior Debt Facility” for details regarding the consolidation of the 2009 Senior Debt Facility as well as the balance available as at September 30, 2013.

Refer to Section 1.17 Critical Accounting Estimates, under the sub-heading “Fair Value of consolidated 2009 Senior Debt Facility” for details on the evaluation of the 2009 Senior Debt Facility after completion of Phase One of the Restructure Plan.

RPM has waived certain covenants of the 2009 Senior Debt Facility as of September 30, 2013, until September 30, 2014. For a discussion of these debt facilities see Section 1.11 Debt Arrangements.  Also refer to Section 1.12 Liquidity for a discussion of when RPM acquired the outstanding amounts of the 2009 Senior Debt Facility and Section 1.3 Restructure Plan for details of the Restructure Plan to refinance and restructure Atlatsa and the Bokoni Group. This was partially completed as Phase One of the Restructure Plan via the consolidation of the 2009 Senior Debt Facility, the OCSF and the “A” Preference Share Facility.

Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2018, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the South African Department of Mineral Resources, the South African Reserve Bank and Anglo American Platinum.  Under current circumstances, there is minimal availability for the Company to issue additional equity.

The Company currently does not use any financial instruments for hedging or similar purposes.

1.14 Off-Balance Sheet Arrangements

Atlatsa has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

1.15 Transactions with Related Parties

Atlatsa concluded a number of agreements with respect to services at the Bokoni Mine with RPM on March 28, 2008.  RPM is a wholly owned subsidiary of Anglo American Platinum and a 49% shareholder in Bokoni Holdco, and is therefore considered to be a related party to the Company.  These agreements were amended on May 13, 2009 and include the Concentrate Agreement whereby Bokoni sells the concentrate produced at the Bokoni Mine to RPM at market related prices, which are calculated using actual market prices and adjusted to account for grade and chrome content (refer to Subsection 1.6.1 Bokoni Mine, under the sub-heading “Sale of Concentrate”).

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies provides certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services.

The 2009 Senior Debt Facility was consolidated with the OCSF and the “A” Preference Share Facility in September 2012.  The 2009 Senior Debt Facility with RPM is still in operation.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

Refer to Section 1.3 Restructure Plan for details on the related party transactions that were completed in September 2012 as part of Phase One of the Restructure Plan as well as further proposed changes involving certain related party transactions pursuant to Phase Two of the Restructure Plan.

Transactions with RPM during Q3 2013, Fiscal 2012 and Q3 2012 are summarized below:

		Q3 2013	Fiscal 2012			Q3 2012
Concentrate sales		$54.2 million		$117.6 million		$43.9 million
Cost of sales*		$46.6 million		$45.9 million		$41.9 million
Administration expenses	$	- million		$0.6 million		$4.2 million
Finance expense		$14.9 million		$81.1 million		$23.9 million
(before interest capitalised)
Fair value gain on
Consolidated Debt Facility		$5.4 million		$90.6 million	$	- million
* - included in cost of sales are the following:
Metal accounting services		$0.4 million		$0.5 million		$0.5 million
Supply chain services		$39.1 million		$39.5 million		$34.8 million
Treatment of Anglo ore	$	- million	$	- million	$	- million
Other		$4.7 million		$5.9 million		$2.9 million
		$44.2 million		$43.6 million		$38.1 million

Included in non-controlling interest is a fair value gain on de-recognition of the 2009 Senior Debt Facility between Bokoni Holdco and RPM of $127,814,103 for Fiscal 2012.

The following balances were outstanding to/from RPM at September 30, 2013, as compared to December 31, 2012 and September 30, 2012:

	Q3 2013	Year-end 2012	Q3 2012
Loans and Borrowings	$454.0 million	$434.0 million	$400 million
Trade and other payables	$11.6 million	$1.1 million	$7.0 million
Trade and other receivables	$43.0 million	$0.9 million	$30.0 million

Refer to Section 1.12 Liquidity, Section 1.13 Capital Resources and Section 1.11 Debt Arrangements for additional discussion of financing and debt arrangements with RPM.

1.16 Proposed Transactions

See Section 1.3 Restructure Plan for a discussion of the proposed transactions between the Company and Anglo American Platinum.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

1.17 Critical Accounting Estimates

Atlatsa’s accounting policies are presented in note 4 of the audited financial statements for Fiscal 2012, which have been publicly filed on SEDAR at www.sedar.com.

The preparation of the condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the notes to the financial statements for Fiscal 2012, where applicable.

These judgments include estimates regarding: taxation, impairment of mining assets, exposure and liabilities with regards to rehabilitation costs, fair value of share based payments, inventory, contingencies, mineral resources and reserves, and the fair value of the consolidated 2009 Senior Debt Facility, as discussed in greater detail below.

Taxation

Atlatsa applies significant judgment in determining provisions for income taxes and deferred tax assets and liabilities.

Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the values used for tax purposes. These temporary differences result in tax liabilities being recognized and deferred tax assets being considered based on the probability of deferred tax assets being recoverable from future taxable income. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realized.

Atlatsa determines deferred tax using enacted or substantively enacted tax rates at the reporting date on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes, unless there is a temporary difference that is specifically excluded in accordance with IFRS. The carrying value of Atlatsa’s net deferred tax assets assumes that Atlatsa will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions.

Impairment of Mining Assets

The recoverable amount of mining assets, including goodwill relating to mining operations, is generally determined by utilizing discounted future cash flows. Factors such as the quality of the individual ore body and country risk are considered in determining the recoverable amount.

Key assumptions for the calculations of the mining assets' recoverable amounts are the forward PGM prices and the annual life-of-mine plans. In determining the commodity prices to be used, management assesses the long-term views of several reputable institutions on the commodity prices and, based on this, derives the forward PGM prices. The life-of-mine plans are based on proven and probable reserves and have been approved by Atlatsa.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

During Q3 2013, Atlatsa calculated the recoverable amounts based on updated life-of-mine plans using a discount rate that is based on the post-tax weighted average cost of capital (“WACC”) of 9.64%. The WACC is based on the risk free rate as at December 31, 2012, a market risk premium, a Beta factor (risk of a particular industry relative to the market as a whole), an Alpha (company specific risk premium), the post-tax cost of debt and the debt-equity ratio.

Refer to note 7 of the audited financial statements for Fiscal 2012 for details of key assumptions used in the Q3 2013 impairment testing.

Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years. As per management assessment, no impairment was required for Q3 2013.   Management used consensus price and rate assumptions based on the forward views of several analysts as at September 30, 2013.  Cash generating units are based on individual subsidiaries of Atlatsa.

Should management's estimate of the future not reflect actual events, impairments may be identified. Factors affecting the estimates include:

•	changes to proven and probable ore reserves;
•	the grade of the ore reserves may vary significantly from time to time;
•	review of strategy;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at the mine; and
•	changes in capital, operating, mining, processing and reclamation cost assumptions.

Exposure and liabilities with regards to rehabilitation costs

Estimated environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on Atlatsa’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Management used a South African inflation rate of 6% over a period of 27.0 years in the calculation of the estimated net present value of the rehabilitation liability. The discount rate used for the calculation was 7.25% based on the future long-term view on government bonds. This was reviewed at June 30, 2013.

Fair value of share based payments

The fair values of options granted and share appreciation rights are determined using Black-Scholes and binomial valuation models. The significant inputs into the models are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. Refer to note 33 of the audited financial statements for Fiscal 2012 for details on the share option and share appreciation schemes and assumptions used.

Inventory – Stockpiles

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained PGM ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The stockpile inventory at September 30, 2013 amounted to $2.4 .

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

Assessment of contingencies

Contingencies will only be realized when one or more future events occurs or fails to occur. The exercise of significant judgment and estimates of the outcome of future events is required during the assessment of the impact of such contingencies.

Mineral resources and reserves

Mineral reserves are estimates of the amount of ounces that can be economically and legally extracted from Atlatsa’s properties. In order to calculate the mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate the changes in mineral reserves from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect Atlatsa’s financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortization charged to profit or loss may change as they are calculated on the units-of-production method; and

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proven and probable mineral reserve is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

Fair value of consolidated 2009 Senior Debt Facility

Atlatsa has applied judgment when determining the fair value of its consolidated 2009 Senior Debt Facility on September 28, 2012, and the resulting fair value gains which were recognized net of deferred tax in profit and loss.

On a consolidated basis, the fair value gain on the debt between RPM and Bokoni Holdco was recognized as a shareholders contribution and accordingly is reflected as part of non-controlling interest.

The fair value of the consolidated debt is being determined using a cash flow valuation model. The significant inputs into the model are:

•	opening balances as contractually agreed with the counterparty;

•	a market related interest rate (independently sourced from Rand Merchant Bank) as JIBAR+8%;

•	the interest rate table as documented under 1.8 Discussion of Operations; “Finance expenses” (only applicable on Plateau);

•	an assumption that no interest accrues on the loans between Plateau and Bokoni Holdco, Bokoni Holdco and RPM, and between Bokoni Holdco and Bokoni;

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

•
nominal interest on the redemption of the “A” Preference Shares in regards to Plateau has already been paid over to RPM, thus as interest accrues (compounding quarterly), no cash flow of interest will take place until the nominal interest has been used up;

•	best estimate of the cash flows (drawdowns and repayments on the loans) until 2018, when the loans, per contractual agreement should be repaid; and

•	a projected forward JIBAR rate plus a market related spread until 2018, the fair value of the loans are calculated as the present value of the future cash flows.

Based on the above, on day one, an effective interest rate is established that would be used to build the loan back up to contractual value by date of payment.

On a quarterly basis, the carrying amounts of the financial liabilities are adjusted to reflect the actual and revised estimated cash flows on the loans.  The carrying amounts of the loans are recalculated as per the present value of the revised estimated future cash flows, using the original effective interest rate, as per the day one calculation.  The following assumptions in the model may change:

•	any additional drawdowns have to be at fair value; and

•	update the quarter end JIBAR curve; which may have an impact on the projected JIBAR rates.

1.18 Changes in accounting policies

The accounting policies applied by Atlatsa in the consolidated interim financial statements for Q3 2013 are the same as those applied by Atlatsa in the consolidated financial statements as at, and for, Fiscal 2012 (available on SEDAR and EDGAR), except for the following standards and interpretations which were adopted by the Company on January 1, 2013, or date of implementation of the standard:

•	IAS 19, Employee benefits: Defined benefit plans (effective 1 January 2013)

•	IAS 27, Separate Financial Statements (effective 1 January 2013)

•	IAS 28, Investment in Associates and Joint ventures (effective 1 January 2013)

•	Amendment to IFRS 7, Disclosures – Offsetting Financial Assets and Financial Liabilities (effective 1 January 2013)

•	IFRS 10, Consolidated Financial Statements (effective 1 January 2013)

•	IFRS 11, Joint Arrangements (effective 1 January 2013)

•	IFRS 12, Disclosure of Interests in Other Entities (effective 1 January 2013)

•	IFRS 13, Fair Value Measurement (effective 1 January 2013)

•	Amendment to IFRS 10, IFRS 11 and IFRS 12, Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Effective 1 January 2013)

•	IFRIC 20, Stripping costs in the Production Phase of a Surface Mine (effective 1 January 2013)

•	7 individual amendments to 5 standards, Improvements to International Financial Reporting Standards 2012 (effective 1 January 2013)

The consolidated financial statements for Q3 2013, Q2 2013 and Q1 2013, Fiscal 2012, and Fiscal 2011 and for the twelve month period ended December 31, 2010 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

The bases of measurement of the consolidated financial statements have been prepared on the historical cost basis as set out in the accounting policies below. Certain items, including derivative financial instruments, are stated at fair value.

There was no significant impact on the consolidated financial statements as a result of adopting these standards and interpretations.

New standards not yet adopted

•	IAS 32, Offsetting Financial Assets and Financial Liabilities (effective 1 January 2014)

•	IFRS 9, Financial Instruments (effective 1 January 2015)

•	IFRS 9, Additions to IFRS 9 Financial instruments (effective 1 January 2015)

The Company is currently evaluating the impact, if any, that these new standards will have on its consolidated financial statements.

1.19 Financial Instruments and Risk Management

Atlatsa’s financial instruments consist primarily of the following financial assets: cash and cash equivalents, trade and other loans and receivables. Atlatsa’s financial instruments consist primarily of the following financial liabilities: loans and borrowings, trade and other payables and certain derivative instruments. Financial instruments are initially measured at fair value when Atlatsa becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified as at fair value through profit or loss.

Financial assets

Atlatsa’s financial assets consist primarily of cash and cash equivalents and trade and other receivables.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when Atlatsa provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortized cost using the effective interest rate method. They are included in current assets, except for those with maturities greater than 12 months after the reporting date, which are classified as non-current assets. Loans and receivables include trade and other receivables (excluding VAT and prepayments) and restricted cash.

Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash (discussed below).

Restricted cash consists of cash held through investments in the Employee Share Option Plan Trust.

Non-current cash deposits are restricted and consist of cash held through investments in the Platinum Producers’ Environmental Trust.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that Atlatsa will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013 the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the recognition of a provision for impairment (allowance account) and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Non-derivative financial liabilities

Loans and borrowings are initially recognized at fair value net of transaction costs incurred and subsequently measured at amortized cost, comprising original debt less principal payments and amortization, using the effective yield method. Loans and borrowings are classified as current liabilities unless Atlatsa has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Financial risk management activities

Atlatsa’s financial instruments expose it to a variety of financial risks: credit risk, liquidity risk, interest rate risk, foreign currency risk and commodity price risk. Atlatsa may use derivative financial instruments to hedge certain risk exposures.

The Board of Directors has overall responsibility for the establishment and oversight of Atlatsa’s risk management framework.

Atlatsa’s risk management policies are established to identify and analyze the risks faced by Atlatsa, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and Atlatsa’s activities. Atlatsa, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Credit risk

Credit risk is the risk of financial loss to Atlatsa if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Atlatsa’s receivables from customers, and cash and equivalents. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

Trade receivables represents sale of concentrate to RPM in terms of the Concentrate Agreement. The carrying value represents the maximum credit risk exposure.  Atlatsa has no security against these receivables.

Liquidity risk

Liquidity risk is the risk that Atlatsa will not be able to meet its financial obligations as they fall due. Atlatsa ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and Atlatsa’s holdings of cash and cash equivalents. Atlatsa’s liquidity is facilitated via the 2009 Senior Debt Facility. Atlatsa’s cash and cash equivalents are invested in business accounts which are available on demand. Refer to Section 1.12 Liquidity for details on the material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern and, therefore that it may be unable to realise its

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013 assets and discharge its liabilities in the normal course of business. Also refer to Section 1.3 Restructure Plan, in relation to refinancing of the Company during Phase Two of the Restructure Plan.

Atlatsa operates in South Africa and is subject to currency exchange controls administered by the South African Reserve Bank. A portion of Atlatsa’s funding for its South African operations consists of loans advanced to its South African incorporated subsidiaries and it is possible Atlatsa may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds, such as operating profits, should any develop. The repatriation of cash held in South Africa is permitted with the approval of the South African Reserve Bank.

Interest rate risk

Atlatsa is currently financed by the 2009 Senior Debt Facility and variable interest rate funding from RPM.  Refer to Section 1.12 Liquidity for the discussion on the 2009 Senior Debt Facility and the unwinding of the interest rate swap.  There are currently no derivative instruments to mitigate any interest rate risk.

A 100 basis point change in the interest rate for Q3 2013 on the 2009 Senior Debt Facility as a consolidated loan facility would have resulted in a corresponding increase or decrease in the loss for the period by approximately $1.4 million.  This analysis assumes that all other variables remain constant.

Foreign currency risk

Atlatsa, from time to time, enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, Atlatsa is subject to foreign exchange risk from fluctuations in foreign exchange rates. Atlatsa has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Certain loans between subsidiaries of Atlatsa amounting to $50.1 million are exposed to foreign exchange fluctuations. A 10% change in the $/ZAR exchange rate at September 30, 2013 would have resulted in a corresponding increase or decrease of $5.0 million in equity. Atlatsa has no significant external exposure to foreign exchange risk.

Commodity price risk

The value of Atlatsa’s revenue and resource properties depends on the price of PGMs and their outlook. Atlatsa currently operates the Bokoni Mine. Atlatsa does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of Atlatsa’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

Capital risk management

The primary objective of managing Atlatsa’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of Atlatsa in a way that optimizes the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that Atlatsa remains in a sound financial position.

Atlatsa manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity or

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013 entering into market or bank debt or loans from RPM or hybrids thereof. Atlatsa may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

In addition, Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2018, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the DMR, the South African Reserve Bank and Anglo American Platinum.

There were no changes to Atlatsa’s approach to capital management as at September 30, 2013.

1.20 Other MD&A Requirements

Additional information relating to Atlatsa, including Atlatsa’s annual report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

1.21 Internal Controls over Financial Reporting Procedures

Atlatsa’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) (as such term is defined in applicable securities regulations). Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of Atlatsa’s ICFR as of the end of each fiscal year and report, based on that assessment, whether the Company’s ICFR is effective. Atlatsa’s internal control system was designed to provide reasonable assurance to Atlatsa’s management and the board of directors regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Atlatsa.
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Atlatsa are being made only in accordance with authorizations of management and directors of Atlatsa.

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Atlatsa’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of ICFR to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of Atlatsa’s ICFR as of December 31, 2012 and no material weaknesses were identified. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”. Based on this assessment, the Chief Executive Office and Chief Financial Officer have has determined that, as of December 31, 2012, Atlatsa’s ICFR was effective.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2013

There has been no change in Atlatsa’s ICFR that occurred during the period beginning on January 1, 2013 and ended on September 30, 2013 that has materially affected, or is reasonably likely to materially affect, Atlatsa’s ICFR as at September 30, 2013.

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified in applicable securities regulations.

As at December 31, 2012, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of Atlatsa’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2012, Atlatsa’s disclosure controls and procedures were effective.

There has been no change in Atlatsa’s disclosure controls and procedures that occurred during the period beginning on January 1, 2013 and ended on September 30, 2013 that has materially affected, or is reasonably likely to materially affect, Atlatsa’s ICFR as at September 30, 2013.

1.22 Disclosure of Outstanding Share Data

Atlatsa has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 Atlatsa common shares. As at November 14, 2013, 5,110,000 options were outstanding. No options were granted in Q3 2013. Options outstanding and exercisable at September 30, 2013 were as follows:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)

June 25, 2014	$0.96	550,000	550,000	0.8
November 30, 2016	$0.84	4,060,000	4,060,000	3.2
May 1, 2017	$1.61	500,000	500,000	3.6
Total		5,110,000	5,110,000
Weighted average exercise price		$.093	$0.93

As at November 14, 2013, the issued share capital of Atlatsa was 201,888,473 Atlatsa common shares.   The outstanding 227,400 “B” Preference Shares (comprised of 115,800 B2 convertible preference shares and 111,600 B3 convertible preference shares outstanding in the capital of Plateau) are convertible into 227.4 million Atlatsa common shares on a 1 to 1,000 basis on July 1, 2018 or based on notice by the holders thereof at any date before said date. See Section 1.3 Restructure Plan for details of the anticipated conversion of these “B” Preference Shares.

Document 3

ATLATSA RESOURCES CORPORATION
Form 52-109F2 - Certification of Interim Filings
Full Certificate

I, Harold Motaung, Chief Executive Officer of Atlatsa Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Atlatsa Resources Corporation (the “issuer”) for the interim period ended September 30, 2013.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is The Committee for Sponsoring Organizations of the Treadway Commission.

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2013 and ended on September 30, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 14, 2013

/s/ Harold Motaung
Harold Motaung
Chief Executive Officer

Document 4

ATLATSA RESOURCES CORPORATION
Form 52-109F2 - Certification of Interim Filings
Full Certificate

I, Kogi Naicker, Interim Chief Financial Officer of Atlatsa Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Atlatsa Resources Corporation (the “issuer”) for the interim period ended September 30, 2013.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is The Committee for Sponsoring Organizations of the Treadway Commission.

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2013 and ended on September 30, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 14, 2013

/s/ Kogi Naicker
Kogi Naicker
Interim Chief Financial Office

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)
Date:	November 14, 2013	By:	/s/ Kogi Naicker
Name: Kogi Naicker Title: Interim Chief Financial Officer